PRECISION DRILLING TRUST
ANNUAL INFORMATION FORM
For the fiscal year ended December 31, 2009
Dated March 25, 2010

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
the trust	1

INTERCORPORATE RELATIONSHIPS	1
Organizational Structure of the Trust	1
Precision Drilling Limited Partnership	2
Precision Drilling Corporation	2
Administration Agreement	2

GENERAL DEVELOPMENT OF THE BUSINESS	3
Recent Developments	3
Three-Year History	3

DESCRIPTION OF THE BUSINESS OF PRECISION	7
General	7
Contract Drilling Services Segment	7
Completion and Production Services Segment	11
Supplemental Operational Information	13

RECORD OF CASH DISTRIBUTIONS/PAYMENTS	14

DESCRIPTION OF CAPITAL STRUCTURE	15
Description Of Trust Units	15
Description Of Exchangeable Units	21
Material Debt	23

MARKET FOR SECURITIES	26

TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS	27
Board Of Trustees	27

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	33

AUDIT COMMITTEE INFORMATION	34

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	35

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35

TRANSFER AGENT, REGISTRAR AND VOTING AND EXCHANGE TRUSTEE	36

MATERIAL CONTRACTS	36

INTERESTS OF EXPERTS	36

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	37

INTERNAL CONTROL OVER FINANCIAL REPORTING	37

TRANSITION TO INTERNATIONAL FINANCING REPORTING STANDARDS	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38

- ii -

ADDITIONAL INFORMATION	38

RISK FACTORS	38
Risks Relating To The Business Currently Conducted By Precision	38
Risks Relating To The Structure Of The Trust	46

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	54

APPENDIX 1 AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE	57

CORPORATE STRUCTURE
The Trust
           Precision Drilling Trust (the “Trust”) is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to a declaration of trust dated September 22, 2005 (the “Declaration of Trust”). The head and registered office of the Trust is located at 4200, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.
           Pursuant to the terms of the Declaration of Trust, the board of trustees of the Trust (the “Board of Trustees” and, each member thereof, a “Trustee”) consists of three members who are responsible for supervising the activities and managing the affairs of the Trust.
           Pursuant to a reorganization of the former Precision Drilling Corporation (“Precision”) into a “mutual fund trust” for purposes of the Income Tax Act (Canada) (the “Tax Act”), the Trust issued units (“Trust Units”) to certain former shareholders of Precision in exchange for such holders’ common shares pursuant to a plan of arrangement which was approved by the former shareholders of Precision at a special meeting held on October 31, 2005 (the “Plan of Arrangement”). The Trust Units are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “PD.UN” and on the New York Stock Exchange (“NYSE”) under the symbol “PDS”.
           Unless otherwise stated, all references in this Annual Information Form to sums of money are expressed in Canadian Dollars
INTERCORPORATE RELATIONSHIPS
Organizational Structure of the Trust
           The following diagram sets forth the organizational structure of the Trust and its material subsidiaries as of the date hereof:
NOTES:
(1)	As of December 31, 2009, there were 125,639,104 PDLP A Units outstanding.

(2)	As of December 31, 2009, there were 118,820 Exchangeable Units outstanding.

(3)	The interest of 1194312 Alberta Ltd. in PDLP is 0.001%.

(4)	Inter-company note owing by PDLP to the Trust.

(5)	Inter-company note owing by Precision to PDLP.
           The following table sets forth the names of the material subsidiaries (including limited partnerships) of the Trust, the percent of shares (or interest) owned directly or indirectly by the Trust and the jurisdiction of incorporation, continuance or formation of each such subsidiary as of December 31, 2009:

		Jurisdiction of Incorporation,
Name of Subsidiary or Partnership	Percent or Interest Owned	Continuance or Formation

Precision Drilling Limited Partnership	99.9%	Manitoba

1194312 Alberta Ltd.	100%	Alberta

Precision Drilling Corporation	99.9%	Alberta

Precision Drilling Oilfield Services Corporation	99.9%	Texas

Precision Limited Partnership	99.9%	Alberta

Precision Drilling Canada Limited Partnership	99.9%	Alberta

Precision Drilling Holdings Company	99.9%	Nevada

Precision Drilling Company, LP	99.9%	Texas
Precision Drilling Limited Partnership
           Precision Drilling Limited Partnership (“PDLP”) is a limited partnership formed under the laws of the Province of Manitoba pursuant to a limited partnership agreement dated as of September 28, 2005 (the “Limited Partnership Agreement”). The Trust holds a 99.91% partnership interest in PDLP through its holding of Class A Limited Partnership Units (the “PDLP A Units”) and the remaining 0.09% limited partnership interest in PDLP is held by former shareholders of Precision who elected to receive Class B Limited Partnership Units (“Exchangeable Units”) which are exchangeable into Trust Units on a one-for-one basis and are the economic equivalent of Trust Units. The general partner of PDLP is 1194312 Alberta Ltd. (the “General Partner”) which holds a nominal (0.001%) interest in PDLP. The head and principal office of PDLP is located at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251 and email info@precisiondrilling.com.
Precision Drilling Corporation
           Precision was originally incorporated on March 25, 1985 and carried out amalgamations with wholly-owned subsidiary companies on January 1, 2000, January 1, 2002 and January 1, 2004 pursuant to Articles of Amalgamation and the Business Corporations Act (Alberta). On November 7, 2005, Precision became a wholly-owned subsidiary of PDLP. As part of the Plan of Arrangement, Precision amalgamated with a number of its wholly-owned subsidiaries: 1195309 Alberta ULC on November 23, 2005; Live Well Service Ltd. on January 1, 2006; and Terra Water Group Ltd. on January 1, 2007. In each amalgamation, the name of the amalgamated company remained “Precision Drilling Corporation”. The head and registered office of Precision is located at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.
Administration Agreement
           Precision provides administrative and support services to the Trust pursuant to an agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, services provided include, without limitation, those necessary to: (a) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to holders of Trust Units (“Trust Unitholders”) all information to which such Trust Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reporting and income taxes; (d) call and hold meetings of Trust Unitholders and holders of Exchangeable Units (“Exchangeable Unitholders” and, together with Trust Unitholders, the “Unitholders”) and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) assist the Board of Trustees in calculating distributions to Trust Unitholders and payments to Exchangeable Unitholders; (f) ensure compliance with the Trust’s limitations on non-resident ownership, if applicable; and (g) generally provide all other services as may be necessary or as may be requested by the Board of Trustees.

GENERAL DEVELOPMENT OF THE BUSINESS
           Precision provides onshore drilling, well servicing and ancillary oilfield services to the oil and gas industry in most conventional and unconventional oil and natural gas basins in Canada and the United States and has an emerging presence in Mexico. The Trust’s subsidiaries operate a fleet of drilling and service rigs and offer complementary technical services to a broad customer base that provides a substantial foundation for expansion in North America and internationally.
Recent Developments
           Conversion to a Corporation. The Trust announced on February 12, 2010 its intention to convert to a growth-oriented corporation (the “Conversion”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta). The Trust anticipates seeking approval from Unitholders in conjunction with its 2010 annual and special meeting of Unitholders (the “Meeting”) to be held May 11, 2010, and, if approved, expects to complete the Conversion by May 31, 2010. An information circular and proxy statement will be mailed to Unitholders in connection with the Meeting.
Three-Year History
           In the past three years, Precision expanded its market territory by strategically migrating rigs to areas of high demand in North America and made a major United States acquisition. Precision also built 37 new high-performance Super Series rigs that enhance its ability to drill wells in technically challenging resource plays. Precision provides services in all of the key oil and natural gas resource development areas in Canada and the United States, has two rigs in Mexico and is focused on expanding internationally.
2009
           Integration of Grey Wolf. Precision strengthened its presence in the United States oil and gas drilling market by substantially completing the integration of Grey Wolf, Inc. (“Grey Wolf”), a leading land drilling contractor acquired by Precision on December 23, 2008 (the “Acquisition”). The subsidiary currently conducting operations in the United States is Precision Drilling Company, LP, which operated a fleet of 146 land drilling rigs as at December 31, 2009. The integration of Precision and Grey Wolf entailed realigning personnel, implementation of a new organizational structure and financial systems and aligning vertical support systems in the United States, particularly supply chain and equipment management.
           New Rig Builds. Precision placed 16 newly constructed or “new build” rigs in service under previously negotiated contracts in 2009 including seven Super Single and nine Super Triple rigs. Precision’s Super Series rigs utilize advanced power distribution and control systems, integrated top drives, highly mechanized tubular handling equipment and rig-move capabilities which allow for faster deployment, enable crews to safely reduce drilling downtime, increase efficiency and deliver cost savings to customers.
           Rig Decommissioning. In December 2009, Precision announced the decommissioning of 38 drilling rigs including 26 in the Canadian fleet and 12 in the United States. All were Tier III rigs (as defined herein), primarily mechanical, lower horsepower units without advanced technology. Certain component parts of the decommissioned rigs will be used in ongoing operations. Precision also decommissioned 30 service rigs and nine snubbing units. Precision took a non-cash, pre-tax charge to earnings of $82 million in the fourth quarter of 2009 in connection with the decommissioning.
           Directional Drilling Operations. Following the expiration in 2008 of non-competition restrictions from the sale in 2005 of former businesses, Precision launched a new operation in late 2008 focused specifically on providing directional drilling services, particularly to oil and natural gas customers who may benefit from cost savings achievable through single-source contracting of drilling rigs and directional drilling services. A rising industry trend toward directional and horizontal well programs coupled with the high cost of hiring directional field personnel provides an opportunity for Precision to successfully compete in this market in both the United States and Canada where a high percentage of its rigs are drilling horizontal or directional wells.
           Declining Commodity Prices. Precision’s business depends on the level of spending by oil and natural gas companies for exploration and development activities, which is significantly influenced by increases and decreases in commodity prices. There was a sustained decline in oil and natural gas prices from approximately September 2008 through to May 2009. Although oil prices showed improvement and some degree of stability by mid-year 2009, natural gas prices remained at historically low levels for much of 2009. Natural gas supply exceeded demand by approximately 5% in the United States, due to temperate weather and reduced industrial activity in the midst of a global economic recession. In Canada, approximately 55% of all wells drilled in 2009 targeted oil reservoirs and 45% targeted natural gas. In the United States, approximately 25% of wells drilled in 2009 were for oil and 75% for natural gas.
           Reduced Drilling Activity. Precision experienced a reduction in the demand for its services beginning in late 2008 in correlation with the significant downward trend in oil and natural gas prices over the same period. Drilling levels in the United States were at a six-year low at mid-year 2009 but improved moderately in the second half of the year. Canadian drilling levels, which had been depressed since late 2008, increased moderately in the latter half of 2009, reflecting an improved economic outlook. Precision had an average of 94 drilling rigs in North America working under term contracts in 2009 which moderated the impact of the downturn in industry drilling activity on Precision’s annual financial results. The outlook for only moderate improvement in 2010 impacted Precision’s ability to contract drilling rigs for future activity, although customers did show interest in signing long-term agreements on premium rigs capable of horizontal drilling in complex geologic formations.
           Customers. Precision provided drilling rig services to approximately 240 customers in 2009, including about 140 in Canada and 100 in the United States. These included independent producers and major oil and gas companies. In fiscal 2009, one customer accounted for more than 10% of Precision’s revenue.
           Utilization. The decline in drilling activity throughout North America in 2009 contributed to reductions in industry utilization. In Canada, despite a net reduction of approximately 57 drilling rigs or about 7% of the industry fleet in 2009, utilization rates, including move days still declined to approximately 25% from 42% in 2008. In the United States, the industry fleet continued to grow, reflecting delivery of rigs ordered from 2006 through 2008 when increased drilling of conventional oil and natural gas wells in combination with improving commercialization of unconventional resource plays drove demand for additional rigs.
           The following table summarizes the active land-based drilling rigs of Precision and the drilling industry as a whole in Canada and the United States as at the dates indicated:

	As at December 31, 2009		As at December 31, 2008
	Industry(1)	Precision(2)	Industry (1)	Precision(2)

Canada	329	72	313	68

United States	1,150	76	1,653	120

Total	1,479	148	1,966	188
Notes:
(1)	Source: Canada – Canadian Association of Oilwell Drilling Contractors; United States – Baker Hughes, Inc.

(2)	Includes idle but contracted rigs in the United States; does not include two active drilling rigs in Mexico.
           Precision’s average land drilling rig utilization, including move days in Canada was approximately 26% in 2009 and 42% in 2008 compared to the estimated Canadian industry average of 25% and 42%, respectively. In the United States, Precision’s average land drilling rig utilization including move days was approximately 40% in 2009 and 93% in 2008 compared to an estimated industry utilization rate including move days of 38% and 75% for comparable years. As of December 31, 2009, Precision had 148 active land rigs drilling in Canada and the United States.
           Precision seeks to balance its rig utilization levels at the general level of industry activity by providing superior service and well-maintained equipment as well as by obtaining term contracts which typically provide for fixed utilization rates for a minimum six-month duration, early termination penalties, cost escalations and contract renewal options, which modulates cyclicality. In general, the aim is to balance utilization and optimal profitability concerns given competitive pricing and business fluctuations. Canada, in particular, experiences sharp seasonal fluctuations as a higher percentage of wells are drilled in the first quarter when the ground is frozen, with activity falling off in the second quarter when rig moves are impeded by road bans imposed while spring thawing occurs, then gradually increasing in the third and fourth quarters.

           Refinancing Activities. Precision strengthened its capital structure in 2009 by completing activities that enabled it to eliminate the Unsecured Facility (as defined herein) entered into in connection with the Acquisition, to reduce total debt, lower its debt to capitalization ratio and significantly reduce annual interest expense.
•	A Trust Unit offering completed on February 18, 2009 produced gross proceeds of US$172.5 million, for a total of 46 million additional Trust Units outstanding. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Acquisition.

•	On April 22, 2009, the Trust completed a private placement of 35,000,000 Trust Units at a price of $3.00 per Trust Unit and warrants to acquire 15,000,000 Trust Units at an exercise price of $3.22 per Trust Unit (the “Warrants”) for aggregate proceeds of approximately $105 million. In addition, Precision completed a private placement of $175 million principal amount of 10% senior unsecured notes (the “Senior Notes”). The purchaser of the Trust Units, Warrants and Senior Notes was Her Majesty the Queen in Right of the Province of Alberta, as represented by Alberta Investment Management Corporation (the “Private Placement Investor”). The proceeds from the issuance of the Trust Units, Warrants and Senior Notes were used to reduce the obligations of Precision under the Unsecured Facility.

•	A rights offering that allowed Unitholders to purchase Trust Units at a price of $3.00 per Trust Unit was completed on June 3, 2009, for gross proceeds of $103 million, for a total of 34,441,950 additional Trust Units outstanding.
           Debt Issued. In conjunction with the Alberta Investment Management Corporation refinancing transaction noted above, the Trust completed a private placement with the Private Placement Investor of the Senior Notes which have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the sixth, seventh and eighth anniversaries of the closing date of the private placement. See “Description of Capital Structure – Material Debt”.
           Debt Repayment. During the fourth quarter of 2009, the Trust reduced its outstanding debt by US$81 million through voluntary debt prepayments of US$75 million and a quarter-end prepayment of US$6 million. As a result of the voluntary prepayments Precision realized additional non-cash pretax expense in the quarter of $8 million related to the amortization of deferred financing costs. As a result of these prepayments, the 2010 mandatory debt payments under the Secured Facility (as defined herein) are less than $1 million. The financing activities reduced Precision’s blended interest rate to approximately 8.4% and reduced Precision’s cash interest expense and overall leverage.
           This series of financing activities strengthened the Trust’s balance sheet, and the issuance of additional Trust Units raised $413 million. A summary of these activities can be found in the Trust’s 2009 Annual Report and Form 40-F on file with the Canadian securities commissions and the SEC, respectively, and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
           The financing activities enabled the repayment and retirement of Precision’s bridge loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision’s Secured Facility (as defined herein) to be fully syndicated and thereby provide certainty to the cost of debt. Precision reduced the available capacity of its Revolving Credit Facility (as defined herein) to US$260 million in conjunction with the closing of these financing activities.
           Other Events. On January 2, 2009, Precision transferred substantially all of the assets of its Precision Drilling (“Precision Drilling”), Rostel Industries (“Rostel Industries”) and Columbia Oilfield Supply (“Columbia Oilfield Supply”) divisions to Precision Drilling Canada Limited Partnership in consideration for a 99.9% limited partnership interest in Precision Drilling Canada Limited Partnership. The general partner is a wholly-owned subsidiary, Precision Diversified Oilfield Services Corp., which holds the remaining 0.1%. Precision Drilling Canada Limited Partnership carries on the businesses which comprise Precision’s Contract Drilling Services segment. See “Description of the Business of Precision – Contract Drilling Services Segment”.
           On October 31, 2009 Precision Drilling Oilfield Services Inc., a wholly-owned subsidiary of Precision which commenced drilling operations in the United States prior to the Acquisition, merged with Precision Drilling Company, LP.

2008
           Grey Wolf Acquisition. On December 23, 2008, Precision completed the indirect acquisition of Grey Wolf, Inc. pursuant to an agreement and plan of merger dated August 24, 2008, as amended December 2, 2008 (the “Merger Agreement”) with Grey Wolf, Precision and Precision Lobos Corporation (“Lobos” a subsidiary of the Trust). Grey Wolf was merged with and into Lobos pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos, which was subsequently renamed “Precision Drilling Oilfield Services Corporation”, became the surviving corporation. The total consideration paid by the Trust to shareholders of Grey Wolf in connection with the Acquisition was approximately US$897.2 million and 34.4 million Trust Units.
           The Acquisition is described in greater detail in the business acquisition report dated January 21, 2009 and the material change report dated December 23, 2008, in respect of the Acquisition, both of which reports were filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The business acquisition report also contains audited annual financial statements of Grey Wolf for the year ended December 31, 2007, unaudited comparative interim financial statements of Grey Wolf for the nine months ended September 30, 2008 and unaudited pro forma consolidated financial statements of the Trust for the year ended December 31, 2007 and nine months ended September 30, 2008 that give effect to the Acquisition.
           Organic Growth. In addition to the Acquisition, Precision’s organic growth in the United States accelerated during 2008 with 18 rigs moved from Canada. Precision also deployed three rigs under its Super Series new-build drilling rig program and invested $170 million in expansion capital for the purchase of property, plant and equipment and $60 million in upgrade capital in 2008.
           Other Acquisitions. On July 31, 2008, Precision also closed the acquisition of six service rigs from a private well servicing company for approximately $16 million. The assets are positioned in southeastern Saskatchewan and southwestern Manitoba and strengthened Precision’s capabilities in these oil regions. Subsequent to this acquisition, Precision moved an additional three service rigs into these regions.
           Other Events. On September 1, 2008, Precision transferred substantially all of the assets of its Precision Well Servicing (“Precision Well Servicing”), Live Well Service (“Live Well Service”), Precision Rentals (“Precision Rentals”) and LRG Catering (“LRG Catering”) divisions to Terra Water Systems Limited Partnership, which subsequently changed its name to “Precision Limited Partnership”, in consideration for a 99.9% limited partnership interest in Precision Limited Partnership. The general partner is a wholly-owned subsidiary, Precision Diversified Oilfield Services Corp., which holds the remaining 0.1%. Precision Limited Partnership carries on the businesses which comprise Precision’s Completion and Production Services segment. See “Description of the Business of Precision – Completion and Production Services Segment”.
           On August 31, 2008, certain non-competition obligations from a 2005 business divestiture that restricted the Trust’s growth in certain business lines outside of Canada and the United States expired.
2007
           Precision invested $141 million in expansion capital for the purchase of property, plant and equipment and $46 million in upgrade capital in 2007. Precision commissioned 16 new drilling rigs and two new service rigs and decommissioned 11 drilling and 16 service rigs.
           With the commissioning of new rigs, Precision took initial steps to globalize its contract drilling business and broaden its geographic reach with deployment of seven Super Single rigs and four triple diesel-electric rigs from Canada to the United States for work contracted in Texas, Colorado, Oklahoma and Wyoming, and mobilized one rig for a project in Chile.
           On January 1, 2007, Precision amalgamated with Terra Water Group Ltd. a privately owned wastewater treatment business operating at remote worksite locations in western Canada.

DESCRIPTION OF THE BUSINESS OF PRECISION
General
           Precision’s continuing operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. In Canada, the Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment, and the Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations. In the United States, the Contract Drilling Services segment includes land drilling services and trucking services for the movement of Precision rigs. Internationally, the Contract Drilling Services segment includes land drilling services.
           Precision’s revenue by business segment from continuing operations is illustrated in the following table:
(in thousands of Canadian dollars)

Years ended December 31,	2009	2008	2007

Contract Drilling Services	$1,030,852	$809,317	$694,340
Completion and Production Services	176,422	308,624	327,471
Inter-segment Eliminations	(9,828)	(16,050)	(12,610)

Total Revenue	$1,197,446	$1,101,891	$1,009,201
Contract Drilling Services Segment
           The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry. In Canada, the United States and internationally as at December 31, 2009, the Contract Drilling Services segment comprised:
•	203 land drilling rigs in Canada;

•	146 land drilling rigs in the United States;

•	two land drilling rigs in Mexico;

•	one land drilling rig in Chile;

•	94 drilling camps and two base camps in Canada;

•	engineering, manufacturing and repair services primarily for Precision’s operations; and

•	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.
Precision Drilling
           Overview. Precision operates a versatile fleet of 352 land rigs capable of drilling a range of shallow to very deep or extended-reach wells in Canada, the United States and internationally.
           In Canada Precision owned and operated the largest fleet of land drilling rigs at December 31, 2009. It actively marketed 203 drilling rigs located throughout western Canada, which accounted for approximately 25% of the industry’s fleet of 808 drilling rigs.
           In the United States, at the end of 2009, Precision operated 146 land drilling rigs, the fourth largest fleet, representing approximately 6% of the country’s estimated 2,300 total marketed land drilling rigs. Precision operates primarily in the following drilling markets: Ark-La-Tex (northeast Texas, northern Louisiana and southern Arkansas); United States Gulf Coast (southern Louisiana and the upper Texas Gulf Coast); Mississippi and Alabama; South Texas; Rocky Mountains (Wyoming, Colorado, northwest Utah and northern New Mexico); Mid-Continent (west Texas, southwest New Mexico, the north Texas and the mid-continent region); and Appalachia (New York and Pennsylvania). Internationally, Precision also had two land drilling rigs operating in Mexico and one idle land drilling rig in Chile at year end 2009.
           Drilling Contracts. Contract terms offered by Precision are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Drilling contracts can be for single or multiple wells and may vary in duration from a day or two on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically provide for fixed utilization rates for a minimum six-month duration, early termination penalties, cost escalations and contract renewal options. Short-term contracts to provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Precision had term contracts in place for an average of 94 drilling rigs in 2009, 37 in Canada, 55 in the United States and two in Mexico.
           Precision primarily markets its drilling rigs on a regional basis through employee sales and marketing personnel. Contracts to drill oil and natural gas wells are obtained either through competitive bidding or as a result of relationships and negotiations with customers.
           Oil and natural gas well drilling contracts are performed on a daywork, metreage/footage or turnkey basis. On a daywork basis, Precision contracts to provide a drilling rig with required personnel and the customer supervises the drilling of the well. Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. Daywork contracts usually also provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location and to demobilize the rig. On a daywork basis, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Under a metreage/footage contract, Precision would be paid a fixed charge for each metre/foot drilled regardless of the time required or the problems encountered in drilling the well or, in some cases, may be carried out on a metreage/footage basis to a specified depth and on a daywork basis thereafter. Under a turnkey contract, Precision contracts to drill a well to an agreed depth, under specified conditions, for a fixed price. Compared to daywork contracts, metreage/footage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. See “Risk Factors – Unexpected cost overruns on turnkey drilling jobs could adversely affect Precision’s revenues”.
           In Canada, Precision’s contracts have been carried out almost exclusively on a daywork basis. In the United States, subsequent to the Acquisition, the majority of Precision’s contracts have been carried out on a daywork basis, with approximately 4% based on rig utilization performed on a turnkey basis in 2009. Precision’s newly constructed or “new build” drilling rigs tend to have term contracts in place prior to the rig being completed and in many cases have a three-year to five-year capital payout contract in place at the time construction commences.
           Competition. The land drilling industry is highly competitive and fragmented with the top ten providers owning only 45% of the marketed North American fleet. The market for land drilling rigs is increasingly differentiated on the basis of technology. Precision’s Tier I and Tier II rigs, which represent 71% of its fleet, typically experience higher utilization levels and more stable dayrates than Tier III rigs. As a result, Precision had more active land rigs than any other driller in Canada and the United States at the end of 2009.
           Drilling Fleet Capabilities. Precision’s rigs are marketed in three classes: Tier I, Tier II and Tier III. The tiers indicate which rigs are suited to meet more complex drilling requirements including pad development, direction or horizontal drilling, slant drilling, drilling in environmental sensitive areas and unconventional practices such as drilling with casing. Precision’s rig fleet capabilities at the end of 2009 are illustrated in the following table:

Tier	Canada	United States	Mexico	Chile	Total
I	61	48	0	0	109
II	72	65	2	1	140
III	70	33	0	0	103
Total	203	146	2	1	352

           Tier I drilling rigs are high performance, of innovative design and manufacture, capable of drilling directionally or horizontally, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (SCR), and AC power distribution and control efficiencies; electronic control of the majority of operating parameters; specialized drilling tubulars and high-capacity mud pumps. Tier I drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North America shale and unconventional plays.
           Tier II drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and provide directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hookload and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier II rigs are usually less mobile than Tier I rigs.
           Tier III includes rigs which provide an acceptable level of performance but would require major equipment upgrades to meet the criteria of a Tier II or Tier I rig. Tier III rigs are typically conventional mechanical rigs with no automation and limited directional capability and are particularly well suited for the shallower drilling.
           Rig tiers are not an indication that a rig from a different tier does not have the capabilities to provide an acceptable level of service but more to distinguish between rigs where improvements have been effectively applied to provide an increased level of performance through the application of various advanced equipment and associated technologies.
           A list of Precision’s contract drilling rigs, including detailed inventory and layout specifications, is available at www.precisiondrilling.com.
           Precision’s rigs are capable of drilling to depths in excess of 9,000 metres or 30,000 feet, are rated up to 4,000 horsepower and can drill virtually all types of onshore conventional and unconventional oil and gas wells in North America and are particularly adept at developing unconventional resources such as oil sands, natural gas in coal or in shale or tight gas reservoirs. In 2009, Precision had a footprint in most of the large shale plays in North America, including the Horn River and Montney formations in Canada and the Bakken, Barnett, Fayetteville, Haynesville, Marcellus, Eagle Ford and Woodford shale plays in the United States.
           Key factors which contribute to lower customer well costs include low, unplanned mechanical downtime, which is managed through preventive maintenance programs, detailed inspection processes, strategically placed spare equipment, supply chain management, continuous equipment upgrades, and efficient use of non-productive time that includes moving, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.
           Rigs are configured to handle either one, two or three joints of standard length drill pipe at one time and are categorized as singles, doubles or triples based on this capability. Drilling is halted each time new pipe is added to the drill string, so longer pipe lengths and faster connections are significant time and cost savers. To address customer requirements for efficiency and safety, Precision also utilizes top drives in its drilling operations. A top drive consists of one or more hydraulic or electric motors suspended in the mast of the drilling rig to rotate the drill string in the place of a traditional rotary table and kelly bushing. Top drives enable the use of 30-metre (90-foot) or 15-metre (45-foot) lengths of drill pipe on triple, double and Super Single rigs, respectively, rather than traditional 10-metre (30-foot) lengths, thereby reducing the number of required connections in the drill string and generally increasing drilling efficiency and wellbore integrity.
           Single, double and coiled tubing rigs are generally used by Precision in the shallow drilling markets in Canada, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling applications such as the foothills and Rocky Mountain regions of Canada and the United States, and in Louisiana and west Texas.
           Super Single Rigs. Precision’s Super Single rigs are equipped with top drive drilling systems, mechanized pipe handling system extended-length (15-metre or 45-foot lengths) drill pipe which reduces the number of times the rig must stop drilling to make new pipe connections. These rigs generally have slant drilling capability, which also enhances their ability to drill directional and horizontal wells, which in 2009 represented nearly 70% of wells drilled in North America as a result of the emphasis on new resource plays in more complex geologic formations. Precision believes the Super Single rig category will continue to offer significant revenue growth because of their unique capabilities. The Super Single Light is a scaled-down version of the Super Single without slant drilling capabilities which competes with coiled tubing rigs and offers greater drilling capability over a wider range of well configurations.
Grey Wolf International
           Grey Wolf International is the platform for Precision’s entry into the international oil and gas drilling and workover market. This business is focused on bids for work in Latin America, the Middle East and Mexico. It is the nature of this work that there are long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months, so development of this business involves long lead times. Grey Wolf International is actively exploring opportunities in target markets where Precision expertise and rig build style is expected to be an advantage. The outlook is positive for international drilling activity if customers remain confident that commodity prices, primarily for oil, will be sustained at higher levels.
LRG Catering
           LRG Catering provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. LRG Catering has 94 drill camps and two base camps, representing approximately 10% of the camp and catering business in western Canada. LRG Catering’s mobile camps each include five or six building units that typically accommodate 20 to 25 rig crew members and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel are available. LRG Catering also has the ability to configure several of its camps and dormitories on a single site to create a base camp for major projects which house as many as 200 workers and provide up to 1,000 meals per day. As the oil and gas industry in western Canada moves to more remote locations in search of new reserves, there is increasing demand for crews to stay near the worksite, often in camps, throughout the duration of a drilling program. LRG Catering serves Precision and other companies in the upstream oil and gas sector and periodically secures opportunities to serve other industries that operate in remote locations.
Rostel Industries
           Rostel Industries manufactures and refurbishes custom drilling rig and service rig components primarily for Precision business units. Rostel Industries is fundamental to Precision’s vertical integration and provides a competitive advantage in reducing costs for customers. The in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of Precision’s fleets. Rostel Industries sustains high plant utilization by marketing specialized services to the energy services industry, including inspection and certification of critical drilling components, including overhead equipment, well control equipment and handling tools. Rostel Industries’ expertise includes an in-house engineering group as well as an equipment sales group that specializes in the distribution of mud pumps and other imported products. Rostel Industries also designs and builds a significant portion of the components for Precision’s Super Single drilling rigs and is developing products that can be applied to new rigs and retro-fitted to improve the versatility of many of Precision’s existing rigs. Strategically, Rostel Industries gives Precision the ability to control cost, quality and production schedules to meet customer requirements.
Columbia Oilfield Supply and Grey Wolf Supply
           Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States are general supply stores that procure, package and distribute large volumes of consumable oilfield supplies. Approximately 95% of the oilfield supply activities of Columbia Oilfield Supply and Grey Wolf Supply support Precision operations in North America, playing a key role in supply chain management.
           Key strengths of Columbia Oilfield Supply and Grey Wolf Supply which contribute to Precision’s competitiveness are the benefit of bulk purchasing power, standardized product selection, streamlined business processes and coordinated distribution to Precision rig sites.

Completion And Production Services Segment
          The Completion and Production Services segment comprises a number of subsidiaries operating primarily in Canada, including Precision Well Servicing, Live Well Service, Precision Rentals and Terra Water Systems. These subsidiaries are engaged primarily in providing completion, workover and ancillary services to oil and natural gas exploration and production companies in Canada. At December 31, 2009, Precision’s Completion and Production Services segment comprised:
•	200 well completion and workover service rigs;

•	20 snubbing units;

•	approximately 11,300 oilfield rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units; and

•	78 wastewater treatment units.
Precision Well Servicing
          Precision Well Servicing provides customers with well servicing rigs for a complete range of oil and natural gas well services including completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and well re-entry preparation.
          At the end of 2009, Precision Well Servicing had a Canadian industry market share of approximately 19% with a fleet of 200 service rigs, the largest in western Canada, compared to a Canadian industry fleet average of approximately 1,050 service rigs. For Precision Well Servicing in 2009, well completions accounted for approximately 25% of total activity compared to 32% in 2008 and workovers accounted for 75% of total activity in 2009, a 7% increase over 2008.
          Rig Fleet. Precision’s service rig fleet completes all types of new wells and works over existing wells to optimize oil and natural gas production. The configuration of the Precision Well Servicing fleet as at December 31, 2009, is illustrated in the following table:

Type of Service Rig		Horsepower	Total
Single	Freestanding mobile	150-400	94
	Mobile	250-550	28
Double	Freestanding mobile	200-550	30
	Skid	300-860	30
Slant	Freestanding mobile	250-400	18
Total			200

          The Precision Well Servicing rig fleet is deployed throughout western Canada to improve efficiency and reduce travel time to wellsites. Jobs are typically shorter in well servicing than contract drilling so the ability of a service rig to move quickly from one site to another is critical. Well servicing requires its own unique skill set and crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Servicing wells often means the customer must coordinate activities of several service companies, so work normally takes place in daylight hours. Operating features of the Precision Well Servicing rig fleet are detailed on Precision’s website at www.precisiondrilling.com.
          Well Service Types. Well servicing operations have two distinct functions – completions and workovers. For a completion operation, the customer often will contract a small, specialized service rig and crew to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. Completion activities may require a few days to several weeks to complete depending on well complexity. In contrast, workover services are generally provided according to preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover activities may require a few days to several weeks to complete depending on the extent of the repair or modification to be performed.
           Completion services prepare a newly drilled well for initial production where well service rigs work jointly with other services to perforate the wellbore to open the producing zones and stimulate the producing zones to improve productivity. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovery of lost equipment, or abandoning the well. A typical gas well in western Canada is likely to require one or more workovers during its operating life compared with four or five workovers for some conventional oil wells. Wells for some heavy oil and bitumen production could require many workovers during their lifecycle.
           Demand and Rates. Precision Well Servicing typically charges its customers an hourly rate for its services based on such considerations as market demand in the region, the type of rig and the equipment required. Demand for completion services is based on the number of new wells drilled. The demand for well completion services is related to the level of drilling activity in a region whereas the demand for production or workover services is based upon the total number of existing active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services.
Live Well Service
           Live Well Service markets 13 portable hydraulic rig-assist snubbing units and seven self-contained snubbing units in western Canada. Snubbing units are equipped with specialized pressure control devices which allow tubing to be installed in or removed from a well, or “snubbed”, while the well is under pressure and production has been suspended.
           Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally completed by a service rig.
           Snubbing is primarily used to enhance production on natural gas wells. Snubbing units perform certain workover and completion activities without neutralizing the well as opposed to traditional well servicing operations that require pressure in a well to be neutralized to safely perform services using fluids which may impair production.
Precision Rentals
           Precision Rentals provides approximately 11,300 pieces of oilfield rental equipment from four operating centres and 15 stocking points located throughout western Canada, supported by a central technical centre in central Alberta. Most exploration and production companies do not own the specialty equipment used in oil and natural gas operations and rely on suppliers such as Precision Rentals for access to large inventories of drilling, completion and production equipment.
           Precision Rentals’ inventory of equipment is marketed through four product categories: surface equipment including drilling and production tanks and other fluid handling equipment; tubular equipment such as specialty drill string tubulars; well-control equipment comprising blowout preventers and diverter systems; and wellsite accommodations which comprise fully equipped units that provide on-site office and lodging for field personnel.
Terra Water Systems
           Terra Water Systems provides portable wastewater handling, treatment, and disposal facilities at remote sites. The facilities offer customers an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process that raises concerns regarding the timing, hauling and disposal of effluent.
           Terra Water Systems has 76 portable wastewater and two potable water treatment plants that operate within the remote work site market in western Canada. System management for each plant facility includes bi-weekly service visits by technical staff and sampling and independent laboratory effluent testing. With a focus on ease of operation, treated effluent quality and elimination of odors, Terra Water System’s treatment align with existing environmental, health and safety regulations for surface release of treated wastewater.

Supplemental Operational Information
Health, Safety and Environment
           Precision has a long-standing commitment to health, safety and environment in all aspects of its operations, a commitment that is fostered through our “Target Zero” vision. Target Zero is a behavioral safety program which promotes a culture which never accepts an injury to a Precision employee and encourages the recognition and reduction of risks at job sites to reach the goal of zero injuries. Precision remains focused toward the safety of its employees – a core value at Precision.
           Results supporting Precision’s Target Zero vision are measured through year-over-year reductions in overall number of workplace incidents. Precision’s Canadian operations in 2009 experienced 55% fewer recordable injuries than its industry peers as measured by the Canadian Association of Oilwell Drilling Contractors. In the United States in 2009, Precision operated with an hourly recordable injury frequency of 22% better than the International Association of Drilling Contractors’ average for United States land rigs. In 2009, 331 of Precision’s drilling rigs and 209 of Precision’s service rigs achieved Target Zero. In total, 94% of Precision’s operations in Canada and the United States in 2009 were lost-time incident free and 89% were recordable incident free – Target Zero goals.
           Precision has long been aware of the necessity to develop key solutions in order to manage the loss of energy and resources, and continues to apply the use of AC electric power generation and variable frequency drive technologies, allowing efficiency over electrical frequency and distribution. Precision’s rigs are equipped with heat generation equipment which allows a higher heat output per amount of energy used, in accordance with more efficient heat distribution during winter months, while providing flexible heat dissipation in warmer months. All retrofit power applications are equipped with higher efficiency engines, for maximum effectiveness, demonstrating Precision’s commitment to improving operations. Precision’s equipment, supplies and technology is reviewed to improve life cycles, reduce energy and lessen the impact of disposal.
           Precision is aware of the critical importance that must be placed on climate change and atmospheric disturbance. Precision used advanced systems on all diesel engines, which effectively reduce carbon dioxide levels released into the atmosphere. Precision also participates in the recycling of all oils used, and has implemented its own spill containment devices for use under equipment and around areas of high exposure. Precision’s rigs can also function on “high-line power” allowing for zero local emissions. Precision is committed to develop solutions that support a sustainable society, which includes research on alternative methods for fuel types in power and heat generation, “reduced footprint” and “zero disturbance” rig designs, developing waste energy recovery systems, and reducing the move loads per rig.
Employees
           Precision had approximately 5,380 employees at the end of 2009, including 782 in salaried positions and 4,598 in hourly positions. Changes in drilling activity due to seasonality or economic conditions result in more dramatic changes in hourly employees than salaried employees. Due to the cyclical nature of oilfield service work and the resulting uncertainty of continuing employment as well as generally higher utilization levels over the past decade, there is a highly competitive environment for experienced personnel in the oilfield services industry. The industry also loses experienced employees to customers, competitors, other oilfield businesses and to other industries.
           Precision invests in processes and systems that lead to employee development, leadership and retention. These programs include skill development around leadership, communication, and corporate values as well as remuneration systems to retain experienced field personnel, such as the Designated Driller Program in Canada, and recruitment initiatives like Toughnecks, a program to enhance recruitment efforts, which was implemented at Precision in 2008. Precision measures performance excellence through its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. Emphasis is placed on retention of experienced employees in derrickman, driller and rig manager positions and Precision’s retention rates in these key positions exceeded 95% in Canada in 2009. In the United States, the retention rates for rig manager and supervisor positions and driller positions exceeded 97% and 90%, respectively, in 2009.

RECORD OF CASH DISTRIBUTIONS/PAYMENTS
           On February 9, 2009, the Trust announced that it had suspended cash distributions, after February 17, 2009, for an indefinite period. The suspension of distributions was taken in response to lower financial operating performance and allowed Precision to increase debt repayment capabilities and balance sheet strength. On December 16, 2009, the Trust confirmed the indefinite suspension of cash distributions. See “Risk Factors — Distributions on the Trust Units have been suspended and may not be reinstated” and “ — Distributions on the Trust Units are variable”.
           The following table sets forth the distributions (in Canadian dollars) paid or declared payable by the Trust on each Trust Unit for the three most recently completed financial years:

			Amount per Trust
Distribution Type	Record Date	Payment Date	Unit

2007
Regular Distribution	January 31, 2007	February 15, 2007	$0.190
Regular Distribution	February 28, 2007	March 15, 2007	$0.190
Regular Distribution	March 30, 2007	April 17, 2007	$0.190
Regular Distribution	April 30, 2007	May 15, 2007	$0.190
Regular Distribution	May 31, 2007	June 15, 2007	$0.130
Regular Distribution	June 29, 2007	July 17, 2007	$0.130
Regular Distribution	July 31, 2007	August 15, 2007	$0.130
Regular Distribution	August 31, 2007	September 18, 2007	$0.130
Regular Distribution	September 28, 2007	October 16, 2007	$0.130
Regular Distribution	October 31, 2007	November 15, 2007	$0.130
Regular Distribution	November 30, 2007	December 18, 2007	$0.130
Regular Distribution	December 31, 2007	January 15, 2008	$0.130
Special Year-end in cash Distribution	December 31, 2007	January 15, 2008	$0.160
Special Year-end in-kind Distribution(1)	December 31, 2007	January 15, 2008	$0.240

2008
Regular Distribution	January 31, 2008	February 15, 2008	$0.130
Regular Distribution	February 29, 2008	March 18, 2008	$0.130
Regular Distribution	March 31, 2008	April 15, 2008	$0.130
Regular Distribution	April 30, 2008	May 15, 2008	$0.130
Regular Distribution	May 30, 2008	June 17, 2008	$0.130
Regular Distribution	June 30, 2008	July 15, 2008	$0.130
Regular Distribution	July 31, 2008	August 15, 2008	$0.130
Regular Distribution	August 29, 2008	September 16, 2008	$0.130
Regular Distribution	September 30, 2008	October 15, 2008	$0.130
Regular Distribution	October 31, 2008	November 18, 2008	$0.130
Regular Distribution	November 28, 2008	December 16, 2008	$0.130
Regular Distribution	December 31, 2008	January 15, 2009	$0.130
Special Year-end in-kind Distribution(1)	December 31, 2008	January 15, 2009	$0.150

2009
Regular Distribution	January 30, 2009	February 17, 2009	$0.040
NOTE:
(1)	The special year-end distribution was settled “in-kind” through the issuance of Trust Units rather than the payment of cash in order for Precision to minimize debt levels and retain balance sheet strength. Immediately after the special in-kind distribution the outstanding Trust Units were consolidated so that the number of Trust Units outstanding remained unchanged from the number of Trust Units outstanding immediately before the special in-kind distribution. See “Risk Factors – The issuance of additional Trust Units in lieu of cash distributions could negatively affect the value of the Trust Units and result in the payment of taxes”.
           The following table sets forth the amount of payments (in Canadian dollars) paid or payable on each Exchangeable Unit for the three most recently completed financial years:

			Amount per
Payment Type	Record Date	Payment Date	Exchangeable Unit

2007
Regular Payment	January 31, 2007	February 15, 2007	$0.190
Regular Payment	February 28, 2007	March 15, 2007	$0.190
Regular Payment	March 30, 2007	April 17, 2007	$0.190
Regular Payment	April 30, 2007	May 15, 2007	$0.190

			Amount per
Payment Type	Record Date	Payment Date	Exchangeable Unit

Regular Payment	May 31, 2007	June 15, 2007	$0.130
Regular Payment	June 29, 2007	July 17, 2007	$0.130
Regular Payment	July 31, 2007	August 15, 2007	$0.130
Regular Payment	August 31, 2007	September 18, 2007	$0.130
Regular Payment	September 28, 2007	October 16, 2007	$0.130
Regular Payment	October 31, 2007	November 15, 2007	$0.130
Regular Payment	November 30, 2007	December 18, 2007	$0.130
Regular Payment	December 31, 2007	January 15, 2008	$0.130
Special Year-end in cash Payment	December 31, 2007	January 15, 2008	$0.160
Special Year-end in-kind Payment(1)	December 31, 2007	January 15, 2008	$0.240

2008
Regular Payment	January 31, 2008	February 15, 2008	$0.130
Regular Payment	February 29, 2008	March 18, 2008	$0.130
Regular Payment	March 31, 2008	April 15, 2008	$0.130
Regular Payment	April 30, 2008	May 15, 2008	$0.130
Regular Payment	May 30, 2008	June 17, 2008	$0.130
Regular Payment	June 30, 2008	July 15, 2008	$0.130
Regular Payment	July 31, 2008	August 15, 2008	$0.130
Regular Payment	August 29, 2008	September 16, 2008	$0.130
Regular Payment	September 30, 2008	October 15, 2008	$0.130
Regular Payment	October 31, 2008	November 18, 2008	$0.130
Regular Payment	November 28, 2008	December 16, 2008	$0.130
Regular Payment	December 31, 2008	January 15, 2009	$0.130
Special Year-end in-kind Payment(1)	December 31, 2008	January 15, 2009	$0.150

2009
Regular Payment	January 30, 2009	February 17, 2009	$0.040
NOTE:
(1)	The special year-end distribution was settled “in-kind” through the issuance of Trust Units rather than cash in order for Precision to minimize debt levels and retain balance sheet strength. Immediately after the payment of the special in-kind payment, the outstanding Trust Units were consolidated so that the number of Trust Units outstanding after the special in-kind payment remained unchanged from the number of Trust Units outstanding immediately prior to the special in-kind payment. Exchangeable Unitholders received the economic equivalent treatment. See “Risk Factors – The issuance of additional Trust Units in lieu of cash distributions could negatively affect the value of the Trust Units and result in the payment of taxes”.
           The historical distributions described above may not be reflective of future distributions, which are subject to review by the Board of Trustees taking into account the prevailing circumstances at the relevant time. See “General Development of the Business – Recent Developments – Conversion to a Corporation” and “Risk Factors – Distributions on the Trust Units are variable” and “ – Distributions on the Trust Units have been suspended and may not be reinstated.”
           The terms of the documents governing the Secured Facility and the Senior Notes contain provisions that in effect ensure that the lenders and the noteholder have priority as to payment over the Unitholders in respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to the lenders under the Secured Facility and to the holder of the Senior Notes must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in a temporary or permanent interruption of distributions to Unitholders. See “Risk Factors – The Trust’s debt service obligations may limit the amount of cash available for distributions” and “ – Distributions on the Trust Units have been suspended and may not be reinstated”.
DESCRIPTION OF CAPITAL STRUCTURE
Description Of Trust Units
           As of December 31, 2009 and March 10, 2010 there were 275,516,778 Trust Units and 118,820 Exchangeable Units issued and outstanding. Each Exchangeable Unit can be exchanged into Trust Units at any time at the option of the holder based on the exchange ratio in effect at the date of exchange.
           Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders, or in respect of any written resolution of Unitholders, and represents an equal undivided beneficial interest in any distribution from the Trust (whether from income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of the termination or winding up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority whatsoever. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.
          The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in either the Trust or Precision. As holders of Trust Units, Trust Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See “Risk Factors – Trust Units have certain risks not associated with traditional investments in the oil and natural gas services industry”.
          The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.
          The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and, in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.
Issuance of Trust Units
          The Declaration of Trust provides that Trust Units, including rights, warrants, options or other securities convertible into or exchangeable for Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustees may determine. The Declaration of Trust also provides that the Trustees may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustees may determine.
Purchase of Trust Units
          The Trust may, from time to time, purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustees have determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an “issuer bid’’ under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.
Cash Distributions on Trust Units and Exchangeable Units
          On February 9, 2009, the Trust announced that it had suspended cash distributions, after February 17, 2009, for an indefinite period. The suspension of distributions was in response to lower financial operating performance and allowed Precision to increase debt repayment capabilities and balance sheet strength. On December 16, 2009, the Trust confirmed the indefinite suspension of cash distributions. See “Risk Factors – Distributions on the Trust Units have been suspended and may not be reinstated” and “ – Distributions on Trust Units are variable”.
          Under the terms of the Declaration of Trust, the Trust is required to make distributions to Trust Unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in Trust Units (“in-kind”) at the discretion of the Board of Trustees. To the extent that additional cash distributions are paid and capital expenditure or investment programs are not adjusted, debt levels may increase. In the event that a distribution in the form of Trust Units is declared, the terms of the Declaration of Trust require that the outstanding Trust Units be consolidated immediately subsequent to the distribution. The number of outstanding Trust Units would remain at the number outstanding immediately prior to the Trust Unit distribution and an amount equal to the distribution would be allocated to Trust Unitholders. For greater clarity, Trust Unitholders do not receive additional Trust Units during an “in-kind” issuance and consolidation process.
          The Board of Trustees reviews the Trust’s distribution policy from time to time. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of the Board of Trustees. The actual cash flow available for distribution to Unitholders is a function of numerous factors, including the Trust’s, PDLP’s and Precision’s financial performance; debt covenants and obligations; working capital requirements; productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment and number of Trust Units and Exchangeable Units issued and outstanding.
Distribution Reinvestment Plan
          The distribution reinvestment plan (the “DRIP”), approved by the Board of Trustees on February 14, 2006 and implemented on March 31, 2006, allows certain Trust Unitholders, at their option, to reinvest cash distributions on the applicable payment date to acquire additional Trust Units at the average market price as defined in the DRIP. Unless otherwise announced by the Trust, Trust Unitholders who are not residents of Canada are not eligible to participate, directly or indirectly, in the DRIP. Exchangeable Unitholders also are not eligible to participate in the DRIP. Generally, no brokerage fees or commissions are payable by participants for the purchase of Trust Units under the DRIP, but Trust Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies that may result in any fees or commissions being payable. The Trust reserved the right to amend, terminate or suspend the DRIP at any time provided that such amendment, termination or suspension does not prejudice the interests of Trust Unitholders. Effective December 18, 2006, the DRIP was suspended indefinitely by the Board of Trustees. See “Risk Factors – Distributions on Trust Units have been suspended and may not be reinstated” and “ – Distributions on the Trust Units are variable”.
Trust Unit Redemption Right
          Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.
Cash Redemption
          Upon receipt by the Trust of the notice to redeem Trust Units, the tendering Trust Unitholder will thereafter be entitled to receive a price per Trust Unit (the “Market Redemption Price’’) equal to the lesser of: (a) 90% of the market price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last ten trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) the closing market price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.
          The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.
          Trust Unitholders will not receive cash upon the redemption of their Trust Units if:
•	the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust’s assets, which may include Redemption Notes (as defined below) or other assets held by the Trust, on a pro-rata basis;

•	at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or traded or quoted on any stock exchange or market which the Trustees consider, in their sole opinion, provides representative fair market value prices for the Trust Units;

•	the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the ten day trading period prior to the date on which such Trust Units were tendered for redemption; or

•	the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.
In Specie Redemption
          If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of one or more of the foregoing limitations, then each Trust Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, the support agreement dated November 7, 2005, among the Trust, PDLP, the General Partner and Precision (the “Support Agreement”) provides that, upon the direction of the Trustees, PDLP will request partial repayment of the debt incurred by Precision in connection with its conversion into a trust structure and use the funds received therefrom to subscribe for new notes from Precision (the “Redemption Notes’’) with a 15 year maturity and that will bear interest at a market rate to be determined by the Board of Directors of Precision, payable monthly in arrears on the 15th day of each calendar month that such Redemption Note is outstanding.
          Pursuant to the terms of the Support Agreement, PDLP will distribute the Redemption Notes to the Trust as the holder of PDLP A Units and the Trust will distribute these Redemption Notes to the redeeming Trust Unitholders in satisfaction of the Market Redemption Price.
          Pursuant to the terms of the Support Agreement, Precision has agreed to enter into a note indenture, prior to issuance of the Redemption Notes that will set out the definitive terms of the Redemption Notes and provide for a note trustee. The Support Agreement provides that the Redemption Notes will be direct, subordinated obligations of Precision ranking subordinate to all senior unsecured indebtedness. The Support Agreement further provides that the note indenture governing the Redemption Notes must contain events of default that are market standard for notes of this nature, the occurrence of which will result in the principal and any accrued and unpaid interest on the Redemption Notes being immediately due and payable.
          Rather than distributing Redemption Notes in satisfaction of the Market Redemption Price for Trust Units tendered for redemption in the circumstances described above, the Trustees may, provided certain conditions have been met, determine to satisfy the Market Redemption Price by way of an alternate distribution in specie to redeeming Trust Unitholders. In order to make an in specie distribution other than Redemption Notes to redeeming Trust Unitholders or for the Trust to redeem Trust Units with its own indebtedness, the Trustees must have received both a written opinion of tax counsel that such a distribution of Trust assets does not have a material adverse effect on other Trust Unitholders and a written opinion from a financial advisor that such Trust assets being distributed in lieu of Redemption Notes would be reasonably considered to be financially equivalent in value to Redemption Notes.
          Where the Trust makes a distribution in specie of any assets of the Trust on the redemption of Trust Units by a Trust Unitholder, the Trustees retain the discretion to designate to the account of such Trust Unitholder any capital gains realized by the Trust or income of the Trust arising as a result of such redemption and distribution. It is anticipated that the redemption right described above will not be the primary mechanism for Trust Unitholders to dispose of their Trust Units. Redemption Notes or other Trust assets that may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in Redemption Notes or other Trust assets and they may be subject to resale restrictions under applicable securities laws. Redemption Notes or other Trust assets so distributed may not be qualified investments for Exempt Plans (as defined herein) depending on the circumstances at the time. See “Risk Factors – Risks Relating to the Structure of the Trust”.
          The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust Unitholder who exercised the right of redemption, on the last day of the calendar month following the month in which the Trust Units were tendered for redemption, of Redemption Notes or Trust assets, as the case may be.
Meetings of Unitholders
          The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election of Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described below under “Amendments to the Declaration of Trust’’), the sale of all or substantially all of the Trust’s assets and the dissolution or termination of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of Trustees and the appointment of the auditors of the Trust.
          A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 5% of all votes entitled to be voted at a meeting of Unitholders (including the votes attached to Exchangeable Units by virtue of the special voting unit (the “Special Voting Unit”) of the Trust issued pursuant to the Voting and Exchange Trust Agreement dated November 7, 2005, among the Trust, PDLP and Computershare Trust Company of Canada (the “Voting and Exchange Trust Agreement”)). A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.
          Subject to the Voting and Exchange Trust Agreement, only Unitholders of record may attend and vote at meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the number of Exchangeable Units represented by proxy by Computershare Trust Company of Canada at such meeting.
          The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.
Limitation on Non-Resident Ownership
          It is in the best interest of Unitholders that the Trust always qualify as a “mutual fund trust’’ under the Tax Act and in order to ensure the maintenance of such status the Declaration of Trust provides, in part, that:
•	if determined necessary or desirable by the Trustees, in their sole discretion, the Trust may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Trustees become aware that the activities of the Trust and/or ownership of the Trust Units by non-residents of Canada may threaten the status of the Trust under the Tax Act as a “unit trust’’ or a “mutual fund trust’’, the Trust, by or through the Trustees on the Trust’s behalf, is authorized to take such action as may be necessary in the opinion of the Trustees to maintain the status of the Trust as a “unit trust’’ or a “mutual fund trust’’ including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident of Canada and/or require the sale of Trust Units by non-residents of Canada on a basis determined by the Trustees and/or suspend distribution and/or other rights in respect of Trust Units held by non-residents of Canada transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof; and

•	in addition to the foregoing, the transfer agent of the Trust Units, by or through the Trustees may, if determined appropriate by the Trustees, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that non-residents of Canada may hold, limit the transfer of the legal or beneficial interest in any Trust Units to non-residents of Canada unless selected through a process determined appropriate by the Trustees, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Trustees. The operating procedures relating to such reservation system shall be determined by the Trustees and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.
Amendments to the Declaration of Trust
          The Trustees may, without the consent, approval or ratification of any of the Unitholders, amend the Declaration of Trust at any time:
•	for the purpose of ensuring the Trust’s continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

•	in a manner which, in the opinion of the Trustees, provides additional protection for the Unitholders;

•	in a manner which, in the opinion of the Trustees, is necessary or desirable as a result of changes in Canadian tax laws;

•	to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; or

•	to change the situs of, or the laws governing, the Trust which, in the opinion of the Trustees is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.
Term of the Trust
          The Unitholders may vote by special resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, following which the Trustees shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).
          Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the earlier of September 21, 2105 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustees will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust’s assets pro-rata among the Unitholders.
Take-Over Bids
          The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act (Alberta), is made for the Trust Units and not less than 90% of the Trust Units (including Trust Units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust Units but not including any Trust Units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units and Exchangeable Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Special Voting Unit
          Pursuant to the provisions of the Declaration of Trust a Special Voting Unit was issued to Computershare Trust Company of Canada, as the initial trustee (the “Voting and Exchange Trustee”) under a Voting and Exchange Trust Agreement, which allows the Special Voting Unit to be voted by the Voting and Exchange Trustee for and on behalf of the Exchangeable Unitholders. The Voting and Exchange Trustee is only entitled to the number of votes at meetings of Trust Unitholders which is equal to the number of Exchangeable Units registered and outstanding on the record date in respect of each meeting. The Voting and Exchange Trustee will be obligated to vote the Special Voting Unit at meetings of Trust Unitholders pursuant to instructions of the Exchangeable Unitholders. However, if no instructions are provided by Exchangeable Unitholders, the votes associated therewith in the Special Voting Unit will be withheld from voting.
Description of Exchangeable Units
          As of December 31, 2009 and March 10, 2010 there were 118,820 Exchangeable Units issued and outstanding. As of December 31, 2009 and March 10, 2010 there were 125,639,104 PDLP A Units issued and outstanding. The Exchangeable Units have the economic equivalence of the Trust Units and the principal terms of the Exchangeable Units are:
•	they are exchangeable for Trust Units on a one-for-one basis at the option of the holder;

•	each Exchangeable Unit entitles the holder thereof to receive (in the form of a non-interest bearing loan) cash payments equal to cash payments made by the Trust on a Trust Unit (and at the beginning of the next calendar year a special distribution will be made on each Exchangeable Unit in an amount equal to the outstanding non-interest bearing loan accumulated during the previous year which will be used to repay such accumulated debt);

•	the Exchangeable Unitholder is entitled to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of Trust Unitholders;

•	the Exchangeable Unitholders are not entitled, as such, to receive notice of or to attend any meeting of the partners of PDLP or to vote at any such meeting, however, such Exchangeable Unitholders are entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Units or in respect of any other amendment to the applicable partnership agreement which would have an adverse impact on the Exchangeable Unitholders; and

•	there are certain restrictions on the transfer of Exchangeable Units.
          In addition to the foregoing, the Support Agreement requires the Trust or its affiliates to take all actions and do all things as are reasonably necessary or desirable to enable and permit PDLP to meet all of its obligations with respect to the Exchangeable Units and such agreement also provides that the Trust will not, without the prior approval of PDLP and Exchangeable Unitholders:
•	issue or distribute Trust Units to the holders of all, or substantially all, of the then outstanding Trust Units by way of distribution; or

•	issue or distribute rights, options or warrants to the holders of all, or substantially all, of the then outstanding Trust Units entitling them to subscribe for or purchase Trust Units (or securities exchangeable for or converting into or carrying rights to acquire Trust Units); or

•	issue or distribute to the holders of all, or substantially all, of the then outstanding Trust Units:
o	securities of the Trust or any class other than Trust Units (other than securities exchangeable for or converting into or carrying rights to acquire Trust Units);

o	rights, options or warrants other than those described above; or

o	evidences of indebtedness of the Trust; or

o	other assets of the Trust,
unless the economic equivalent on a per Exchangeable Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to the Exchangeable Unitholders.
Payments on Exchangeable Units
          Exchangeable Unitholders will be entitled to receive, and PDLP will make, subject to applicable law, on each date on which the Board of Trustees declares a distribution on the Trust Units, a loan in respect of each Exchangeable Unit in an amount in cash for each Exchangeable Unit equal to the distribution declared on each Trust Unit; or in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, a loan in the amount equal to the value of such type and amount of securities or property which is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.
          On February 9, 2009, the Trust announced that it had suspended cash distributions, after February 17, 2009, for an indefinite period. The suspension of distributions was in response to lower financial operating performance and allowed Precision to increase debt repayment capabilities and balance sheet strength. On December 16, 2009, the Trust confirmed the indefinite suspension of cash distributions. See “Risk Factors – Distributions on the Trust Units have been suspended and may not be reinstated” and “ – Distributions on the Trust Units are variable”.
          Any amount loaned in respect of Exchangeable Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable Units, rather, will constitute a non-interest bearing loan of the amount thereof, or in the case of property, a loan in the amount equal to the fair market value thereof as determined in good faith by the board of directors of the General Partner, which loan is repayable on the first day of January of the calendar year next following the date of the loan or such earlier date as may be applicable.
          On the date on which the loan is repayable, PDLP will make a distribution in respect of each Exchangeable Unit equal to the amount of the loan outstanding in respect thereof. PDLP will set off and apply the amount of any such distribution payment against the obligation of any Exchangeable Unitholders under any loan outstanding in respect thereof.
          In the event that a payment in the form of Trust Units is declared the outstanding units will be consolidated immediately subsequent to the payment. The number of outstanding Exchangeable Units would remain at the number outstanding immediately prior to the Exchangeable Unit payment and an amount equal to the payment would be allocated to the Exchangeable Unitholders. For greater clarity, Exchangeable Unitholders do not receive additional Exchangeable Units during an in-kind issuance and consolidation process.
The General Partner
          The General Partner of PDLP is a direct wholly-owned subsidiary of the Trust. The General Partner is the managing partner of PDLP and has the exclusive authority to manage the business and affairs of PDLP, to make all decisions regarding the business of PDLP and to bind PDLP.
Partnership Units
          PDLP is authorized to issue an unlimited number of PDLP A Units and Exchangeable Units. The General Partner may, in respect of PDLP, also issue at any time units of any class or series or secured and unsecured debt obligations, debt obligations convertible into any class or series of units, or options, warrants, rights, appreciation rights or subscription rights relating to any class or series of units, to the General Partner, to limited partners or any other person who is not a non-resident of Canada and is not exempt from tax under Part I of the Tax Act. Each unit ranks equally with each other unit of the same class or series and entitles the holder thereof to the same rights and obligations as the holder of any other unit of the same class or series and no limited partner is entitled to any privilege, priority or preference in relation to any other limited partner holding units of the same class or series.

          In addition, on a distribution of assets in the event of the liquidation, dissolution or winding-up of PDLP, whether voluntary or involuntary, or any other distribution of the assets of PDLP among its Partners for the purpose of winding-up its affairs: (a) the holders of PDLP A Units will be distributed an amount equal to the aggregate of all liabilities of the Trust; and (b) the balance of the assets of PDLP will be distributed: (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Exchangeable Units and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each Exchangeable Unit outstanding; and (ii) as to the remaining portion of such assets, to the holders of PDLP A Units rateably in accordance with the number of PDLP A Units held thereby.
Amendment and Approval
          An amendment to the Limited Partnership Agreement may be proposed by the General Partner and, subject to the following limitations, will be deemed to be effective if approved by the General Partner:
•	the amendment provisions themselves may not be amended without the unanimous consent of the holders of the PDLP A Units and Exchangeable Units (together, the “PDLP Unitholders”);

•	no amendments shall be made to the Limited Partnership Agreement which would have the effect of, among other things; (i) preventing the loans or distributions to the PDLP Unitholders or adversely affecting the rights of the PDLP Unitholders under the Support Agreement (as defined herein); (ii) changing the provisions in the Limited Partnership Agreement requiring that the business of PDLP be conducted solely through its investment in Precision or any associate or affiliate thereof, or in any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies, (iii) changing the liability of a limited partner; (iv) allowing any limited partner to exercise control over the business of PDLP; (v) changing the right of a limited partner to vote on resolutions; (vi) changing PDLP from a limited partnership to a general partnership, or (vii) causing the Trust to lose its status as a “mutual fund trust” under the Tax Act, without such amendment being passed by way of an extraordinary resolution;

•	no amendment shall be made to the Limited Partnership Agreement which would have the effect of adding, changing or removing any right, privilege, restriction or condition attaching to the Exchangeable Units, or which would have an adverse impact on the Exchangeable Unitholders unless such amendment is approved by class vote of 66-2/3% of the Exchangeable Unitholders; and

•	no amendment shall be made which would have the effect of adversely affecting the rights and obligations of the General Partner becoming effective before 45 days after the resolution approving such amendment.
          Partners must be notified of the full details of any amendment to the Limited Partnership Agreement within 30 days of the effective date of such amendment.
MATERIAL DEBT
          In connection with the Acquisition, Precision entered into a US$1.2 billion senior secured credit facility (the “Secured Facility”) with a syndicate of lenders consisting of the Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (the "Commitment Banks”), and certain other lenders, that was guaranteed by the Trust and was comprised of US$800 million of term loans and a US$400 million revolving credit facility and also entered into a US$400 million unsecured credit facility (sometimes referred to as a bridge loan) with certain of the Commitment Banks (the “Unsecured Facility”) that was also guaranteed by the Trust. The Secured Facility and the Unsecured Facility funded the cash portion of the purchase price of the Acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf. On February 18, 2009, the Trust received gross proceeds of US$172.5 million from a Trust Unit offering. As a result of the Trust Unit offering, the funds available under the Unsecured Facility were reduced to US$235 million. The Unsecured Facility was used in the repurchase of US$262.3 million principal amount of Grey Wolf convertible notes tendered for repurchase by holders under a change of control offer made by Precision Drilling Oilfield Services Corporation in the first quarter of 2009. See “General Development of the Business – Recent Developments” and “Three Year History – 2009”.

          On April 22, 2009, Precision completed a private placement of $175 million principal amount of 10% senior unsecured notes (the “Senior Notes”). The purchaser of the Senior Notes was Her Majesty the Queen in Right of the Province of Alberta, as represented by Alberta Investment Management Corporation. The proceeds from the issuance of the Senior Notes were used to reduce the obligations of Precision under the Unsecured Facility.
          During the second quarter of 2009, Precision fully repaid the Unsecured Facility and completed syndication of the Secured Facility.
          The following is a summary of the material terms of the Secured Facility and the Senior Notes. Potential investors may refer to copies of the credit agreement governing the Secured Facility and the note indenture governing the Senior Notes, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Secured Facility
          Precision (as borrower) and the Trust (as a guarantor) have entered into a credit agreement dated December 23, 2008, as amended, governing the Secured Facility with the lenders parties thereto, Royal Bank of Canada, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and HSBC Bank Canada and The Toronto-Dominion Bank, as co-documentation agents.
          The Secured Facility initially provided senior secured financing of up to approximately US$1.2 billion, and at December 31, 2009 consisted of (after giving effect to payments, prepayments, commitment reductions and reallocations between the Term Loan A Facility and the Term Loan B Facility):
•	a term loan A facility in an aggregate principal amount of $289 million (the “Term Loan A Facility”);

•	a term loan B facility in an aggregate principal amount of $422 million (the “Term Loan B Facility”); and

•	a revolving credit facility in the amount of US$260 million (the “Revolving Credit Facility”).

•	The terms of the Secured Facility include:
o	the requirement to enter into hedge arrangements to ensure that at least 50% of total debt is subject to fixed interest rates;

o	covenants requiring the Trust and Precision to comply with certain financial ratios;

o	limits on distributions based on 20% of the Trust’s operating cash flow before changes in working capital, provided that 50% of operating cash flow generated in excess of certain base case projections will also be permitted to be paid as distributions, subject to an overall cap of 30% of aggregate operating cash flow before changes in working capital; and

o	covenants that will limit the Trust’s capital expenditures above an agreed base-case, allowing for certain exceptions.
          In addition, up to US$200 million of the Revolving Credit Facility is available for letters of credit in United States dollars and/or Canadian dollars.
          The interest rate on loans under the Secured Facility that is denominated in United States dollars is, at the option of Precision, either a margin over an adjusted United States base rate or a margin over a Eurodollar rate. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate. Certain of the margins on the Revolving Credit Facility are subject to reduction based upon a leverage test.
          The Revolving Credit Facility provides for: a commitment fee of 0.60% (subject to reduction based on a leverage test) on the unused portion; a fee on the outstanding amount of the letters of credit denominated in United States dollars equal to the margin applicable to the Eurodollar rate; and a fee on the outstanding amount of the letters of credit denominated in Canadian dollars equal to the margin applicable to the bankers’ acceptance rate (subject to reduction for non-financial letters of credit).
          The Secured Facility requires the following amounts to be used as prepayments of the term loans: (i) 100% of the net cash proceeds of any incurrence of debt by the Trust, Precision or their subsidiaries (subject to certain exceptions); (ii) 100% of the net cash proceeds of certain sales or other dispositions of any assets belonging to the Trust, Precision or their subsidiaries, except to the extent the Trust, Precision or their subsidiaries use the proceeds from the sale or disposition to acquire, improve or repair assets useful in their business within a specified period; and (iii) 75% of the Trust’s annual excess cash flow, which percentage will be reduced to 50%, 25% and 0% if the Trust achieves and maintains a consolidated leverage ratio of less than 2.00 to 1.00, 1.25 to 1.00, and 0.75 to 1.00, respectively. In addition to mandatory prepayments, the Trust will have the option to prepay the loans under the Secured Facility generally without premium or penalty, other than customary “breakage” costs for Eurodollar rate loans.
          The Term Loan A Facility is repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amount thereof in the first year following the closing date, 10% of the original principal amount thereof in the second year following the closing date, 10% of the original principal amount thereof in the third year following the closing date and 15% of the original principal amount thereof in the fourth and fifth years following the closing date, with the balance payable on the final maturity date thereof, which is December 23, 2013.
          The Term Loan B Facility is repayable in quarterly installments in an aggregate annual amount equal to 5% of the original principal amount thereof with the balance payable on the final maturity date thereof, which is September 30, 2014.
          The Trust, Precision and their material subsidiaries organized in Canada or the United States (other than certain excluded subsidiaries) and each other subsidiary that becomes a party to the collateral documents (collectively, the “Subsidiary Guarantors”) have pledged substantially all of their tangible and intangible assets (with certain exceptions) that are located in Canada or the United States as collateral, secured by a perfected first priority lien, subject to certain permitted liens. In addition, the Trust and the Subsidiary Guarantors have guaranteed the obligations of Precision under the Secured Facility.
          The Secured Facility contains a number of affirmative covenants as well as a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures.
          The Secured Facility also requires the Trust and Precision to comply with the following financial ratios:
•	a maximum total leverage ratio of 3.00 to 1.00 as at the last day of any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009, except that such maximum ratio is 3.50 to 1.00 for any such period ending after December 31, 2009 and on or prior to December 31, 2011;

•	a minimum interest coverage ratio of 3.00 to 1.00 for any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009, except that such minimum ratio is 2.75 to 1.00 for any such period ending after December 31, 2009 and on or prior to December 31, 2011; and

•	a minimum fixed charge coverage ratio for any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009 of: (i) 1.00 to 1.00 for any such period ending on or prior to December 31, 2010; and (ii) 1.05 to 1.00 for any such period ending after December 31, 2010.
          The Secured Facility also contains customary affirmative covenants and events of default.
          During the second quarter of 2009, Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250 million of the Term Loan A Facility (with scheduled reductions in the balance through September 2013) and paid US$2.1 million for a libor interest rate cap of 3.25% on US$350 million of the Term Loan B Facility (with scheduled reductions in the balance through December 2013). The net amount owing under the interest rate derivative contracts is settled quarterly. As at December 31, 2009, the estimated fair value of the contracts was $2.9 million and the change in fair value of these interest rate derivative contracts was $0.4 million during the year.

Unsecured Senior Notes
          The unsecured Senior Notes issued on April 22, 2009, have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. Interest on the Senior Notes is 10% per annum, payable quarterly in arrears, provided that Precision is able, in certain circumstances, to defer the payment of that interest for as much as two years, in which case the interest rate is increased to 12% and interest becomes payable on both the principal amount of the Senior Notes and the amount of the deferred interest, until the deferred interest is paid in full. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility.
          Terms of the Senior Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures. The Senior Notes also contain customary affirmative covenants and events of default.
          The terms of the Senior Notes also require Precision to use a specified percentage of excess cash flow to repay indebtedness under the Secured Facility in circumstances where the Trust’s consolidated debt to capitalization ratio (following the conversion of the Trust to a corporation) as at the last day of any fiscal year is in excess of 0.30 to 1.00, in addition to the prepayments from excess cash flow required to be made under the Secured Facility.
General
          The terms of the documents governing the Secured Facility and the Senior Notes contain provisions that in effect ensure that the lenders and the noteholder have priority as to payment over the Unitholders in respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to the lenders under the Secured Facility and to the holder of the Senior Notes must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in a temporary or permanent interruption of distributions to Unitholders. See “Risk Factors – The Trust’s debt service obligation may limit the amount of cash available for distributions” and “ – Distributions on the Trust Units have been suspended and may not be reinstated”.
          As at December 31, 2009, approximately $711 million was outstanding under the Secured Facility and $175 million was outstanding under the Senior Notes. The Revolving Credit Facility may be redrawn by Precision in the future to fund capital expenditures or for other corporate purposes.
MARKET FOR SECURITIES
Trading Price and Volume of Trust Units
          The Trust Units are listed for trading under the symbol “PD.UN” on the TSX and under the symbol “PDS” on the NYSE. The following table sets forth the price range and trading volumes for the Trust Units on each of the TSX and NYSE, as reported by each of the TSX and NYSE, for the periods indicated:

	TSX			NYSE
Period	High	Low	Volume	High	Low	Volume
	($)	($)		(US$)	(US$)

2009
January	10.44	6.02	14,506,658	8.54	4.92	37,803,417
February	6.18	2.51	40,969,569	4.98	2.00	84,452,445
March	3.95	2.65	37,071,585	3.22	2.03	43,678,175
April	6.15	3.30	49,576,115	5.15	2.60	56,965,147
May	7.13	5.35	49,844,427	6.16	4.55	61,408,182
June	7.03	4.91	41,423,339	6.50	4.25	46,661,007
July	6.49	4.69	25,012,332	5.99	4.01	34,202,769
August	6.44	5.89	15,816,648	6.05	5.30	24,243,789
September	8.06	5.87	28,096,283	7.54	5.30	36,484,657
October	8.05	6.36	21,844,752	7.66	5.84	46,422,797
November	7.65	6.76	16,224,533	7.28	6.29	22,661,319
December	7.81	6.92	13,582,934	7.40	6.53	28,264,269

Prior Sales
          The following table summarizes the issuances of Trust Units within the twelve month period ending December 31, 2009.

		Number of Trust Units or
Date of Issuance	Description of Transaction	Securities	Price per Security

February 18, 2009(1)	Issued New Trust Units	46,000,000	US$3.75
April 22, 2009(2)	Private Placement	35,000,000	$3.00
June 3, 2009(3)	Rights Offering	34,441,950	$3.00
Notes:

(1)	On February 18, 2009, the Trust issued 46 million Trust Units pursuant to a Trust Unit offering. See “General Development of the Business – Three – Year History – 2009.

(2)	Private placement offering of $175 million aggregate principal amount of senior unsecured notes and 35,000,000 Trust Units at a price of $3.00 per Trust Unit to the Private Placement Investor for aggregate gross proceeds of approximately $280 million. See “General Development of the Business – Three-Year History – 2009”.

(3)	On June 3, 2009, a rights offering to Unitholders concluded with gross proceeds to the Trust of $103.3 million and the issuance of 34,441,950 Trust Units.
TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS
Board Of Trustees
          The Declaration of Trust provides that, subject to its terms and conditions, the Board of Trustees has full, absolute and exclusive power, control, authority and discretion over the Trust assets and the management of the affairs of the Trust to the same extent as if the Board of Trustees were the sole and absolute legal and beneficial owners of the Trust assets.
          Trustees are elected at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Board of Trustees is a majority of the Trustees then holding office. A majority of the Trustees may fill a vacancy in the Board of Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Board of Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Board of Trustees fails to call that meeting or if there are no Trustees then in office, any Unitholder may call the meeting. Except as otherwise provided in the Declaration of Trust, the Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.
          Any one or more of the Trustees may resign upon 30 days written notice to the Trust and may be removed by an ordinary resolution of the Unitholders and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Board of Trustees.
          The following table sets forth, for each Trustee and Director and each officer of Precision: his or her name; municipality, province or state and country of residence; all positions and offices now held by him or her; the month and year in which he or she was first elected a Trustee, Director or executive officer; and his or her principal occupation during the preceding five years.

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
Frank M. Brown (3) Anchorage, Alaska, USA	Director	December 2008	Mr. Brown has served as Chief Executive Officer of ZRB Resources, LLC, a private exploration and production company in Alaska since October 2006, and has been a private consultant in the Alaskan oil and gas industry since January 2006.

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
From September 2000 to 2005, Mr. Brown served as President of Fairweather International, Inc. He served as Senior Vice President of ARCO Alaska, Inc. from 1994 until his retirement in 1999. Prior to that, Mr. Brown was President of ARCO Long Beach Company from 1992 to 1994 and served as President of THUMS Long Beach Company from 1990 to 1992. Mr. Brown was employed for 29 years by ARCO and related companies, all of which were engaged in the exploration and production of oil and gas.

Mr. Brown served as Co-Chairman of the Alaska Highway Natural Gas Policy Council from 2001 to 2002. He was a director of Grey Wolf, Inc. from May 2000 to December 2008, prior to its acquisition by the Trust and his subsequent appointment as director of Precision on December 23, 2008.
William T. Donovan (2) North Palm Beach, Florida, USA	Director	December 2008

Mr. Donovan has been Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006. He is also a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by the Trust and his subsequent appointment as director of Precision on December 23, 2008.

From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer, and was a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.
W.C. (Mickey) Dunn(3)(4) Calgary, Alberta, Canada	Director	September 1992
Mr. Dunn is Chairman of the Board of Bellatrix Exploration Inc., and a founding shareholder and a director of Cash Store Financial Services Inc.

From 1982-1999, Mr. Dunn was President and Chief Executive Officer of Cardium Service

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc., an international manufacturer and service provider of specialty downhole equipment and services, in addition to developer, provider and marketer of high grade silica sand products.
Brian A. Felesky, CM, Q.C.(4) Calgary, Alberta, Canada	Director	December 2005
Mr. Felesky is counsel at Felesky Flynn LLP, a law firm specializing in tax matters. He is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally.

Mr. Felesky sits on several volunteer boards including the Canada West Foundation (vice-chair), Homefront (on domestic violence, co-chair), the Calgary Stampede Foundation and the Senate of Athol Murray College of Notre Dame and Awali (a teacher development program in East Africa). He is a member of the Order of Canada and has received numerous awards, including an Honourary Doctorate of Laws (University of Calgary), the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association and a Queen’s Counsel designation.
Robert J.S. Gibson(2)(4) Calgary, Alberta, Canada	Trustee Director	September 2005 June 1996
Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He serves on the Board of Cash Store Financial Services Inc.

Mr. Gibson serves as director for a number of private companies. He is also the Chairman and a director for the Canadian Defence and Foreign Affairs Institute.
Allen R. Hagerman, FCA(2) Calgary, Alberta, Canada	Trustee Director	September 2007 December 2006
Mr. Hagerman is Executive Vice President of Canadian Oil Sands Limited and is currently responsible for overseeing crude oil marketing operations. Prior to 2007, Mr. Hagerman was Chief Financial Officer of Canadian Oil Sands Limited.

Mr. Hagerman is lead director of Capital Power Income LP and a director of the Calgary Exhibition and Stampede. He is also a member of the Financial Executives Institute and is past President of Financial Executives Institute, Calgary Chapter, as well as past Chair of the Alberta Children’s Hospital Foundation.
Stephen J.J. Letwin(3) Houston, Texas, USA	Director	December 2006
Mr. Letwin is currently Executive Vice President of Gas Transportation & International — Enbridge, Inc. with responsibility for Enbridge’s natural gas operations, including certain natural gas pipelines, a gas distribution company and its

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
international business unit. He also serves on the board of a private corporation.

Mr. Letwin serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of Westpark Hospital in Toronto.

Mr. Letwin is a member of the Financial Executives Institute as well as a board and executive committee member of the Interstate Natural Gas Association of America. He was also a director of the Canadian and American Gas Association and a past Governor for McMaster University.
Patrick M. Murray(2) Dallas, Texas, USA	Trustee Director	September 2005 July 2002
Mr. Murray retired as Chairman of the Board and CEO of Dresser, Inc. in May, 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., Mr. Murray served as President and CEO. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997.

Mr. Murray is on the Board of Directors of Harvest Natural Resources, Inc., Wellstream Holdings, Plc, the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).
Kevin A. Neveu Calgary, Alberta, Canada	President, Chief Executive Officer Director	August 2007
Mr. Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Neveu serves on the boards of RigNet Inc., Houston, Texas (since 2004), the Heart and Stroke Foundation of Alberta (since 2009) and he was appointed a Member of the Board of

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
Directors and a Member of the Executive Committee of the International Association of Drilling Contractors, Houston, Texas in January 2010.
Frederick W. Pheasey(3) Edmonton, Alberta, Canada	Director	July 2002
Mr. Pheasey founded Dreco Energy Services Ltd., a company which designs and manufactures drilling rigs and components and downhole tools. In 1997, Dreco and its subsidiaries were merged into National Oilwell, Inc. (now National Oilwell Varco, Inc.), a company that designs and manufactures systems and components used in oil and gas drilling and production. Mr. Pheasey became Executive Vice President of National Oilwell, Inc. following the merger and continued in that position until 2004. He was a director of National Oilwell, Inc. from 1977 to 2005 and continues to be a director and employee of Dreco Energy Services Ltd.

In 1999, Mr. Pheasey was made an honourary member of the Canadian Association of Oilwell Drilling Contractors. In 2002, he was inducted into the Canadian Petroleum Hall of Fame.

Mr. Pheasey served on the leadership committee of the City of Edmonton’s Committee to End Homelessness and on the Housing Subcommittee in 2008.
Robert L. Phillips(2)(3)(4) Vancouver, British Columbia, Canada	Director Chairman	May 2004 August 2007
Mr. Phillips is an experienced senior corporate executive having most recently been the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than twenty years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He also practiced corporate and securities law for over fifteen years.
Trevor M. Turbidy(4) Houston, Texas, USA	Director	December 2008
Mr. Turbidy has served as an Energy Industry Advisor with Avista Capital Partners since December 2007. From August 2005 until July 2007, Mr. Turbidy served as President and Chief Executive Officer of Trico Marine Services, Inc., an international marine support and transportation company. From August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico.

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
From November 2000 until May 2002, Mr. Turbidy served as a director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, he held various positions in investment banking covering the U.S. energy industry with a focus on oilfield services and equipment, exploration and production and refining.

Mr. Turbidy was a Director of Grey Wolf, Inc. from December 2005 to December 2008, prior to its acquisition by the Trust and his subsequent appointment as director of Precision on December 23, 2008. Mr. Turbidy serves as a director of a number of private energy companies, including a European exploration and production company concentrating on the Southern North Sea; a U.S. based jackup rig operator; a European based exploration and production company focused on onshore Europe; and a U.S. based exploration and production company with assets in Texas and the Rocky Mountain region.
Joanne L. Alexander Calgary, Alberta, Canada	Vice President, General Counsel and Corporate Secretary	April 2008
Vice-President, General Counsel and Corporate Secretary since January 2009; Vice President and General Counsel, Precision Drilling Corporation from April 2008 to January 2009; General Counsel, Marathon Oil Canada Corporation 2007-2008; General Counsel, Western Oil Sands Inc. 2007; General Manager, Stakeholder Engagement and Regulatory Affairs, ConocoPhillips Canada Ltd. 2006; Vice President, Legal and Regulatory Affairs, Burlington Resources Canada Ltd. 2000-2006.
Kenneth J. Haddad Houston, Texas, USA	Vice President, Business Development	March 2008	Vice President, Business Development, Precision Drilling Corporation since March 2008; Director, Mergers and Acquisitions, Halliburton Company 2002-2008.
Darren J. Ruhr Calgary, Alberta, Canada	Vice President, Corporate Services	November 2005
Vice-President, Corporate Services since January 2009; Vice President, Corporate Services and Corporate Secretary, Precision Drilling Corporation from November 2005 to January 2009; Director, Information Technology, Real Estate & Travel, Precision Drilling Corporation 2003-2005.
Gene C. Stahl Calgary, Alberta, Canada	President, Drilling Operations	November 2005
President, Drilling Operations since December 2009; President, Canadian Operations January 2009 to December 2009; President and Chief Operating Officer, Precision Drilling Corporation from November 2005 to January 2009; Vice President, Precision Rentals 2003-2005.
Douglas J. Strong Calgary, Alberta, Canada	Chief Financial Officer	November 2005	Chief Financial Officer, Precision Drilling Corporation since November 2005; Chief Financial Officer, Precision Diversified Services Ltd.; 2001-2005, Group Controller, Precision Drilling 2001-2005.

Position
Name, Municipality, Province or	Presently	Trustee/Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years
David W. Wehlmann Katy, Texas, USA	Executive Vice President, Investor Relations	January 2009	Executive Vice President, Investor Relations since January, 2009; Executive Vice President and Chief Financial Officer, Grey Wolf 2003-2008.

Notes:

(1)	Each Trustee’s or Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or Trustees or Directors vacate their office.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.
          As at March 10, 2010, the Trustees, Directors and officers of the Trust and Precision, as a group, beneficially owned, directly or indirectly, or controlled or directed over 1,369,309 Trust Units and no Exchangeable Units, or approximately 0.497% of the issued and outstanding Trust Units and Exchangeable Units, which aggregate number includes a total of 287,607 Trust Units credited to the accounts of non-management Trustees and Directors pursuant to a deferred trust unit plan approved by Unitholders on May 6, 2009.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Corporate Cease Trade Orders
          To the knowledge of the Trust, no Trustee, Director or executive officer of the Trust or Precision, as applicable, is as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director, executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Corporate Bankruptcies
          To the knowledge of the Trust, except as set forth herein, no Trustee, Director, executive officer or controlling securityholder of the Trust or Precision, as applicable, is, as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
          Mr. Turbidy was Chief Financial Officer of Trico Marine Services, Inc. (“Trico”) from August 2003 to August 2005. Trico filed a “prepackaged” chapter 11 financial reorganization case on December 24, 2004 to restructure and substantially reduce Trico’s debt, strengthen its balance sheet and increase its liquidity. Trico filed the prepackaged bankruptcy case in the United States Bankruptcy Court for the Southern District of New York.
          Mr. Murray was a director of Rancher Energy Corp. (“Rancher”) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has announced that it will be operating its business as “debtor-in-possession” under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code, as it attempts to resolve its liquidity problems and develop a reorganization plan.
Personal Bankruptcies
          To the knowledge of the Trust, no Trustee, Director, executive officer or controlling securityholder of the Trust or Precision, as applicable, has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Penalties or Sanctions
          To the knowledge of the Trust, no Trustee, Director, executive officer or controlling securityholder of the Trust or Precision, as applicable, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
          The Audit Committee Charter and Terms of Reference (the “Audit Committee Charter”) of Precision is set forth in Appendix 1 of this Annual Information Form.
Composition of the Audit Committee
          The Audit Committee of Precision currently consists of Patrick M. Murray (Chairman), Robert L. Phillips, Allen R. Hagerman, Robert J.S. Gibson and William T. Donovan. The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision and the Trust, in its own capacity and in its capacity as the administrator of the Trust. Each member of the Audit Committee is independent and none received, directly or indirectly, any compensation from Precision or the Trust other than for services as a member of the Board of Trustees or the Board of Directors and its committees. All members of the Audit Committee are “financially literate” (as that term is defined in Multilateral Instrument 52-110 – Audit Committees). In addition, the Board of Directors has determined that each of Messrs. Murray, Hagerman and Donovan qualify as “audit committee financial experts” (as that term is defined in the United States Sarbanes-Oxley Act of 2002).
Relevant Education and Experience
          In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.S. degree in Accounting in 1964 from Seton Hall University and an MBA in 1973. Mr. Murray has been a member of Precision’s Audit Committee since April 2003. Robert L. Phillips’ experience includes executive level positions at several corporations and board membership on several public corporations. Mr. Phillips received a B.Sc. in Chemical Engineering in 1971 and a LLB in 1976 from the University of Alberta. Mr. Phillips was appointed to the Audit Committee in December, 2008. Allen R. Hagerman is the Executive Vice President, Canadian Oil Sands Limited and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B. Comm. from the University of Alberta in 1973, his Chartered Accountant designation in 1975 and his FCA designation in 1996 from the Institute of Chartered Accountants of Alberta. Mr. Hagerman also received an MBA from the Harvard School of Business in 1977 and his ICD.D designation from the ICD Corporate Governance College in 2005. Mr. Hagerman was appointed to the Audit Committee in May 2007. Robert J. S. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997. William T. Donovan is the Chairman of Rockland Industrial Holdings LLC of Milwaukee, Wisconsin and was a director of Grey Wolf from 1997 until the date of the Acquisition. Mr. Donovan has a B.S. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.
Pre-approval Policies and Procedures
          Under the Audit Committee Charter, the Audit Committee is required to approve the terms of the engagement and the compensation to be paid to the external auditor of the Trust. In addition, the Audit Committee is required to review and pre-approve all permitted non-audit services to be provided to the Trust or any affiliated entities by the external auditors or any of their affiliates subject to any de minimus exception allowed by applicable law.

          The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by Precision’s external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, Precision’s management will, in conjunction with the Trust’s external auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to Precision and the Trust by the external auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the external auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee’s regular meetings, the Audit Committee is to be provided with an update as to the status of services pre-approved since the prior regular meeting.
          Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Trust’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.
Audit Fees
          The following table provides information about fees billed to the Trust and its affiliates for professional services rendered by KPMG LLP, the Trust’s external auditor, during fiscal 2009 and 2008:
(in thousands of Canadian dollars)

Years ended December 31,	2009	2008

Audit fees	$2,308	$2,248
Audit-related fees	-	-
Tax fees	515	442
All other fees	181	40

Total	$3,004	$2,730
          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Trust’s financial statements and are not reported as audit fees. There were no such fees incurred in 2008 or 2009.
          Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2009 and 2008 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for the Trust and its subsidiaries, expatriate tax compliance matters and general tax advice.
          Other fees consist of services provided for translation of financial information to French, and advice as to the application of International Financial Reporting Standards (“IFRS”).
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
          There are no material legal proceedings to which the Trust is a party or in respect of which any of the Trust’s properties are subject, nor are there any such proceedings known to be contemplated.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
          There were no material interests, direct or indirect, of the Trustees, Directors and executive officers of the Trust or Precision, as applicable, any Unitholder who beneficially owns more than 10% of the outstanding Trust Units or Exchangeable Units, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or is reasonably expected to materially affect the Trust.

TRANSFER AGENT, REGISTRAR AND VOTING AND EXCHANGE TRUSTEE
          Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Trust Units and the Special Voting Unit and Exchange Trustee for the Exchangeable Unitholders. In the United States, the co-transfer agent for the Trust is Computershare Trust Company NA located in Golden, Colorado.
MATERIAL CONTRACTS
          The only material contracts entered into by Precision, the Trust or PDLP during the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts during the ordinary course of business, are as follows:
Declaration of Trust
          See “Corporate Structure – The Trust” and “Description of Capital Structure”.
Limited Partnership Agreement
          See “Intercorporate Relationships – Precision Drilling Limited Partnership” and “Description of Capital Structure”.
Voting and Exchange Trust Agreement
          See “Description of Capital Structure”.
Support Agreement
          See “Description of Capital Structure”.
Administration Agreement
          See “Intercorporate Relationships – Administration Agreement”.
Merger Agreement
          See “General Development of the Business – Three-Year History”.
Secured Facility and Senior Notes
          See “Description of Capital Structure – Material Debt”.
Amendments to Secured Facility
          See “Description of Capital Structure – Material Debt”.
          Copies of the material agreements described above have been filed by the Trust on SEDAR and are available online at www.sedar.com.
INTERESTS OF EXPERTS
          KPMG LLP, the Trust’s external auditor, has prepared an opinion with respect to the Trust’s consolidated financial statements as at and for the year ended December 31, 2009. In connection with the audit of the Trust’s annual financial statements for the year ended December 31, 2009, the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2009, an evaluation of the effectiveness of the Trust’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Trust’s management with the participation of the principal executive officer and principal financial and accounting officer of Precision on behalf of the Trust. Based upon that evaluation, the principal executive officer and the principal financial and accounting officer of Precision have concluded that as of December 31, 2009, the Trust’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trust in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and is accumulated and communicated to the Trust’s Management, including the principal executive officer and principal financial and accounting officer of Precision, to allow timely decisions regarding required disclosure.
          It should be noted that while Precision’s principal executive officer and principal financial and accounting officer believe that the Trust’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Trust’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
          Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) including reconciliation to United States generally accepted accounting principles (“U.S. GAAP”).
          Under the supervision and with the participation of management, including the principal executive officer and principal financial and accounting officer, Precision conducted an evaluation of the design and effectiveness of its internal control over financial reporting as of the end of the fiscal year based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          Based on this evaluation, management concluded that as of December 31, 2009, the Trust did maintain effective internal control over financial reporting.
          During the fiscal year ended December 31, 2009 there were no changes in the Trust’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCING REPORTING STANDARDS
          The Trust is required to report its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Accounting Standards Board. IFRS compliance comparative financial information for one year will be required on the effective date, therefore the transition date for adoption of IFRS is January 1, 2010, determined in accordance with IFRS 1 – First Time Adoption of International Financial Reporting Standards (“IFRS — 1”).
          The Trust has established an IFRS project team and a Steering Committee to oversee the work performed by the project team. The project team provides quarterly status updates to the Steering Committee and the Audit Committee of the Board of Directors.
          A preliminary diagnostic assessment conducted by the Trust had highlighted five key areas of impact to financial reporting namely: capital asset componentization; financial statement disclosure; provisions; asset impairments; and IFRS 1. Additional assessments performed by the project team determined that differences between Canadian GAAP and IFRS with respect to provisions does not have a significant impact to the Trust’s financial reporting process as the IFRS standards exists at this time. It was further established that income tax standards under IFRS, will have a relatively greater impact on the Trust’s financial reporting process.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
          Management’s Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2009 forms part of the Trust’s 2009 Annual Report and is incorporated by reference in this Annual Information Form. Management’s Discussion and Analysis appears on pages 2 to 8 of the 2009 Annual Report.
ADDITIONAL INFORMATION
          Additional information concerning the Trust is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained without charge, on the Trust’s website at www.precisiondrilling.com or by request to the Vice President, General Counsel and Corporate Secretary, at the office of the Trust at 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7; by email at corporatesecretary@precisiondrilling.com; by telephone at (403) 716-4500; and by facsimile at (403) 264-0251.
          Additional information, including information regarding the Trustees’ and Precision’s directors’ and officers’ remuneration, will be contained in the Management Information Circular of the Trust provided for the Annual and Special Meeting of Unitholders to be held on May 11, 2010, and filed on SEDAR. Additional financial information is provided in the Trust’s annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2009 which are contained in the Annual Report. Copies of such documents may be obtained in the manner set forth above.
RISK FACTORS
          An investment in the Trust Units and Exchangeable Units is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.
Risks Relating To The Business Currently Conducted By Precision
The operations of Precision are dependent on the price of oil and natural gas.
          Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas (“LNG”) in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business.
          Worldwide military, political and economic events, including initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries, for instance, may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, United States and Canadian natural gas storage levels and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honour Precision’s drilling contracts which could affect the fair market value of its rig fleet which in turn could trigger a write down for accounting purposes, Precision’s ability to retain skilled rig personnel and Precision’s ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas and oilfield services industries will not decline.
          Precision’s accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. The collection of receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.
The intense price competition and cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability.
          The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Management believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Management believes other factors are also important. Among those factors are:
•	the drilling capabilities and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the contractor and the particular drilling rig;

•	the offering of ancillary services;

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and

•	the mobility and efficiency of rigs.
          The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition in the industry and often result in rigs being idle. There are numerous contract drilling competitors in each of the markets in which Precision competes. In all of those markets, an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where Precision operates, its competitors might respond by moving in suitable drilling rigs from other regions, by reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market area from any source could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.
          The number of drilling rigs competing for work in the market areas where Precision operates has increased due to the entry into those markets of newly-built or newly-refurbished rigs. Management expects that more of these newer rigs may enter Precision’s market areas in the future. The addition of these drilling rigs until about mid-2008 has and could continue to intensify price competition and possibly reduce customer demand for term drilling contracts, which would have an adverse effect on the revenues, cash flows and earnings of the Trust.
Deteriorating conditions in the credit markets may adversely affect business.
          The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of Precision, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. The credit markets have recently experienced and may continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of Precision, or third parties it seeks to do business with, to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.
          In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which Precision operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including Precision, in the event they are unable to access the capital markets to fund their business operations.
The Secured Facility and the Senior Notes contain restrictive covenants.
          Each of the Secured Facility and the Senior Notes contains a number of covenants that, among other things, restrict, the Trust’s, Precision’s and their subsidiaries’ ability to conduct certain activities. See “Description of Capital Structure — Material Debt”.
          In addition, under the Secured Facility, Precision will be required to satisfy and maintain certain financial ratio tests, which ratios may be changed by the lenders in certain circumstances. Precision’s ability to meet such tests could be affected by events beyond its control, and Precision may not be able to meet such tests. A breach of any of these covenants could result in a default under the Secured Facility or the Senior Notes. Upon the occurrence of an event of default under the Secured Facility, the lenders could elect to declare all amounts outstanding under the Secured Facility to be immediately due and payable and terminate all commitments to extend further credit. Upon the occurrence of an event of default under the Senior Notes, the noteholder could elect to declare all amounts outstanding under the Senior Notes to be immediately due and payable. If Precision is unable to repay those amounts payable under the Secured Facility, the lenders under the Secured Facility could proceed to foreclose or otherwise realize upon any collateral granted to them to secure that indebtedness. If the lenders or the noteholder accelerate the repayment of borrowings, Precision may not have sufficient assets to repay the Secured Facility or the Senior Notes as well as other unsecured indebtedness. The acceleration of indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If indebtedness is accelerated, Precision may not be able to repay its indebtedness or borrow sufficient funds to refinance it. Even if Precision is able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable. The restrictions in the Secured Facility and the Senior Notes may adversely affect the ability to finance future operations and capital needs and to pursue available business opportunities. Moreover, any new indebtedness incurred by Precision may impose financial restrictions and other covenants that may be more restrictive than the Secured Facility and the Senior Notes.
The Trust and its subsidiaries have incurred a level of debt which could have a material adverse effect on its financial position and limit its future operations.
          As of December 31, 2009, the Trust’s total outstanding long-term debt was $886 million. See “Description of Capital Structure — Material Debt”.
          The Trust’s debt could have a material adverse effect on its financial condition and results of operations as well as on the distributions that the Trust may pay to Unitholders. In particular, it could:
•	increase the Trust’s vulnerability to general adverse economic and industry conditions and require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements, distributions to Unitholders and other general corporate purposes;

•	decrease the Trust’s ability to satisfy its obligations under the Secured Facility and the Senior Notes or other indebtedness and, if the Trust fails to comply with these requirements, an event of default could result;

•	increase the Trust’s vulnerability to covenants relating to its indebtedness which may limit the Trust’s ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•	increase the Trust’s exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of its borrowings (including borrowings under the Secured Facility) are at variable rates of interest, which would result in higher interest expense to the extent the Trust has not hedged these risks against increases in interest rates;

•	increase the Trust’s exposure to exchange rate fluctuations because a change in the value of the Canadian dollar against the United States dollar will result in an increase or decrease in the Trust’s United States dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense;

•	increase the Trust’s vulnerability to covenants relating to its indebtedness that may limit the Trust’s flexibility in planning for, or reacting to, changes in its business or the industry in which it operates;

•	place the Trust at a competitive disadvantage compared to its competitors that have less debt;

•	limit the Trust’s ability to borrow additional funds to meet its operating expenses, to make acquisitions and for other purposes; and

•	limit the Trust’s ability to construct, purchase or acquire new rigs.
          The Trust and its subsidiaries may be able to incur additional debt in the future, including additional secured debt pursuant to the Secured Facility and under operating facilities. This could further exacerbate the risks associated with its substantial debt.
Precision will need to generate sufficient cash to service indebtedness.
          Precision will require sufficient amounts of cash in order to service and repay indebtedness. The ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond management’s control. In addition, the ability to borrow funds in the future to service debt will depend on covenants in the Secured Facility, the Senior Notes and other debt agreements which may be entered into in the future. Future borrowings may not be available to the Trust or Precision under the Secured Facility or from the capital markets in amounts sufficient to enable the Trust or Precision to pay obligations as they mature or to fund other liquidity needs (including the required repayments on the Secured Facility and the Senior Notes described under “Description of Capital Structure - Material Debt”). If Precision is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay indebtedness, the Trust and Precision will need to refinance indebtedness or they will be in default under the agreements governing indebtedness. Such refinancing may not be available on favorable terms or at all. The inability to service, repay and/or refinance indebtedness could negatively impact the Trust’s financial condition and results of operations.
Any difficulty Precision experiences retaining, replacing or adding personnel could adversely affect its business.
          Precision may not be able to find enough skilled labor to meet its needs, which could limit its growth. As a result, Precision may have problems finding enough skilled and unskilled laborers in the future if demand for its services increases. If Precision is not able to increase its service rates sufficiently to compensate for commensurate wage rate increases, its operating results may be adversely affected.
          Although Precision has not historically encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel increased as a result of overall stronger demand for land drilling services until mid 2008 then decreased significantly due to the downturn in the oil and natural gas industry. Management believes the demand for qualified rig personnel will increase when industry conditions improve and as new and refurbished rigs are brought into service by Precision and its competitors.
          Other factors may also inhibit Precision’s ability to find enough workers to meet its employment needs. The work currently performed by the employees of Precision requires skilled workers who can perform physically demanding work. As a result of volatility in oil and natural gas activity and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with Precision’s. Management believes that its success is dependent upon its ability to continue to employ and retain skilled technical personnel and qualified rig personnel. Precision’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.

          Precision’s ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate its field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within Precision the most experienced employees are retained during periods of low utilization by having them fill lower level positions on field crews. Many of Precision’s businesses experience manpower shortages in peak operating periods. These shortages are likely to be further challenged by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.
Customer merger and acquisition activity could lead to a decline in the demand for services.
          Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for Precision’s services as customers focus on internal reorganization activities prior to committing funds to significant drilling and capital maintenance projects.
Capital overbuild in the drilling industry could lead to a decline in demand for Precision’s services.
          Because of the long life nature of drilling equipment and the lag between the moment a decision to build a rig is made and the moment the rig is placed into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may exceed actual demand. Management believes that there is currently an excess of rigs in the North American oil and gas industry in relation to current levels of demand. This capital overbuild has caused Precision’s competitors to lower their rates and has led to a decrease in rates in the oilfield services industry generally. A prolonged decrease in rates could have an adverse effect on the revenues, cash flows and earnings of the Trust.
Business acquisitions entail numerous risks and may disrupt Precision’s business or distract management attention.
          Precision contemplates that as part of its business strategy, it will continue to consider and evaluate acquisitions of, or significant investments in, businesses and assets that are complementary to it. Any acquisition that Precision completes could have a material adverse effect on Precision’s operating results and/or the price of its securities. Acquisitions involve numerous risks, including:
•	unanticipated costs and liabilities;

•	difficulty of integrating the operations and assets of the acquired business;

•	the ability to properly access and maintain an effective internal control environment over an acquired company in order to comply with public reporting requirements;

•	potential loss of key employees and customers of the acquired companies; and

•	an increase in Precision’s expenses and working capital requirements.
          Precision may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on Precision’s results of operations and financial condition and the issuance of additional equity could be dilutive to Unitholders. Precision will also be required to meet certain financial covenants in order to borrow money under its credit agreements to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from Precision’s day-to-day operations and the development of new business opportunities. Even if Precision is successful in integrating future acquisitions into its operations, the Trust may not derive the benefits, such as operational or administrative synergies, that Precision expected from such acquisitions, which may result in the commitment of Precision’s capital resources without the expected returns on such capital. In addition, the Trust may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.
Poor safety performance could lead to a decline in the demand for services
          Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements, and health and safety legislation. Management believes that Precision’s drilling and well servicing businesses are highly competitive with numerous competitors. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for Precision’s services and could have a material adverse effect on the revenues, cash flows and earnings of the Trust.
Precision’s operations are subject to currency translation risk, which could cause results to fluctuate significantly from period to period.
          Precision’s operations in the United States have revenue, expenses, assets and liabilities denominated in United States dollars. As a result Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and United States currencies.
•	Translation of United States Subsidiaries. Precision’s United States operations are considered self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, the assets and liabilities of Precision’s operations in the United States are recorded in the consolidated financial statements at the exchange rate in effect at the balance sheet dates and the unrealized gains and losses are included in other comprehensive income, a component of Unitholders’ equity. As a result, changes in the Canadian to United States dollar exchange rates which could materially increase or decrease Precision’s United States dollar denominated net assets on consolidation which increase or decrease Unitholders’ equity. In addition, under certain circumstances Canadian GAAP requires foreign exchange gains and losses that are accumulated in other comprehensive income to be recorded as a foreign exchange gain or loss in the statement of earnings. Precision’s United States operations generate revenue and incur expenses in United States dollars and the United States dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the United States dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from United States operations will be negatively impacted. Precision does not currently hedge any of its exposure related to the translation of United States dollar based earnings into Canadian dollars.

•	Transaction Exposure. Precision has long-term debt denominated in United States dollars. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of earnings as “foreign exchange gains/losses”. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. Currently, Precision has not designated any of this debt as a hedge against the net asset position of its self-sustaining United States operations. The vast majority of Precision’s United States operations are transacted in United States dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for its Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on the Canadian operations’ financial results.
The results of Precision’s annual assessment of goodwill may result in a non-cash charge against the consolidated net income of the Trust.
          In general, Canadian GAAP requires that the Trust assess its goodwill balance at least annually for impairment and that any impairment write down be charged to net income. The calculation of any impairment is subject to management estimates and assumptions. Factors that may be considered in such a calculation include, but are not limited to, declines in Trust Unit price and market capitalization, reduced future cash flow and earnings estimates, significantly reduced or depressed markets in the industry in which the Trust and its subsidiaries operate and general economic conditions. Any impairment would result in a write down of the goodwill value and a non-cash charge against net income. If any impairment write down to goodwill is required under Canadian GAAP, such write down may be material.
          Precision completed its annual assessment of goodwill effective December 31, 2009 and concluded that there was no impairment of the carrying value. Future impairment analysis of goodwill and long-lived assets may be required and at intervals more frequent than in the past due to declines in economic conditions. These impairment analyses may result in impairment charges being recorded and such charges could be material.

Business in Precision’s industry is seasonal and highly variable.
          In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.
The Trust and Precision may face potential unknown liabilities.
          There may be unknown liabilities assumed by the Trust through its direct and indirect interests in Precision and its other operating subsidiaries, including those associated with prior acquisitions and dispositions by Precision as well as environmental issues or tax issues. Specifically, Precision has provided certain indemnities to the purchasers under the agreement dated September 13, 2005 between Precision and the General Partner. The discovery of any material liabilities could have an adverse affect on the financial condition and results of operations of Precision and, as a result, the amount of cash available for distribution to Unitholders.
          Either of the Trust or Precision is sometimes named as defendants in litigation. The nature of these claims is usually related to settlement of normal operational or labour issues. The outcome of such claims against the Trust or Precision, as applicable, are not determinable at this time, however they are not expected to have a materially adverse effect on the Trust or Precision as a whole.
There are risks associated with increased capital expenditures.
          The timing and amount of capital expenditures incurred by Precision will directly affect the amount of cash available for distribution to Unitholders. The cost of equipment generally escalate as a result of, among other things, high input costs, in periods of high demand for oilfield service equipment including Precision drilling rigs. There can be no assurance that Precision will be able to recover higher capital costs through rate increases to its customers.
The business of Precision is affected by governmental regulations and policies.
          Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to Unitholders.
Compliance with various environmental laws, rules, legislation and guidelines could impose greater costs on Precision’s business or lead to a decline in the demand for services.
          There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and resulting in lower demand for Precision’s services.

          Precision’s operations are subject to numerous laws, regulations and guidelines governing the management, transportation and disposal of hazardous substances and other waste materials and otherwise relating to the protection of the environment and health and safety. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision’s operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.
          The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both Precision and its customers. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision’s services.
          While Precision maintains liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by Precision’s insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations, prospects and funds available for distributions.
There are certain risks associated with Precision’s dependence on third-party suppliers.
          Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or other unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to its customers may have a material adverse effect on the revenues, cash flows and earnings of the Trust.
Unexpected cost overruns on turnkey drilling jobs could adversely affect Precision’s revenues.
          Precision derives a portion of its revenues from turnkey drilling contracts and management of Precision expects that turnkey drilling will continue to represent a part of Precision’s revenue. The occurrence of operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on the Trust’s financial position and results of operations. Under a typical turnkey drilling contract, Precision would agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. As part of this arrangement, Precision would typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells. Precision would use subcontractors for related services. In the typical turnkey drilling arrangement, Precision would not receive progress payments and would be entitled to be paid by the customer only after the terms of the drilling contract have been performed in full. In addition, from time to time prior to the Acquisition, Grey Wolf had encountered difficulties on wells being drilled under turnkey contracts and incurred related costs, not all of which have been or may be covered by insurance and Precision may in the future encounter difficulties on wells being drilled under turnkey contracts and incur related costs which may not be covered by insurance For these reasons, the risk under turnkey drilling contracts is substantially greater than for wells drilled on a daywork basis, because under such contracts Precision must assume most of the risks associated with drilling operations that are generally assumed by the customer under a daywork contract.

New technology could place Precision at a disadvantage versus competitors.
          Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.
Precision is subject to various risks from its operations outside Canada.
          Precision conducts a material portion of its business in the United States and is subject to risks inherent in such operations, such as: terrorist threats; fluctuations in currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations. In addition, in the United States jurisdictions in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses in such jurisdictions and the imposition, application and interpretation of which laws and regulations can prove to be uncertain.
Precision’s operations face many risks of interruption and casualty losses.
          Precision’s operations are subject to many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost equipment and damage or loss from inclement weather or natural disasters and reservoir damage. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others and damage to producing or potentially productive oil and natural gas formations through which Precision drills. Generally, drilling and service rig contracts provide for the division of responsibilities between a drilling or service rig company and its customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. Precision also seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is particularly of concern in the wake of significant events such as terrorist attacks in the United States and severe hurricane damage in the United States Gulf Coast region, all of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions (and thus assume a greater degree of risk) in order to reduce costs associated with increased insurance premiums.
Risks Relating to the Structure of the Trust
The price of Trust Units may experience volatility.
          The price of Trust Units may be volatile. Some of the factors that could affect the price of the Trust Units are increases or decreases in revenue or earnings, changes in cash distributions made by the Trust, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community about the Trust’s financial condition or results of operations. General market conditions and Canadian, United States or international economic factors and political events unrelated to the performance of the Trust may also affect the price of Trust Units. For these reasons, investors should not rely on past trends in the price of Trust Units to predict the future price of Trust Units or the Trust’s financial results. Precision has experienced a reduction in the demand for its services in late 2008 and in 2009 in correlation with the significant downward trend in oil and natural gas prices over the same period. See “General Development of the Business — Three-Year History”.
Distributions on the Trust Units have been suspended and may not be reinstated.
          On February 9, 2009, the Trust announced that it had suspended cash distributions, after February 17, 2009, for an indefinite period. The Trust’s ability to resume making cash distributions, if any, in the future and the actual cash flow available for distribution to Unitholders is a function of numerous factors including, among other things, the Trust’s, Precision’s and PDLP’s financial performance; debt covenants and obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates and/or foreign exchange rates; the growth of the general economy; the price of crude oil and natural gas; weather; and number of Trust Units and Exchangeable Units issued and outstanding. Cash distributions may or may not be reinstated, may be reinstated at amounts different than historical or recent amounts (and subsequently increased or reduced) or may be eliminated entirely depending on the Trust’s operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to reinstate its cash distributions or otherwise meet cash distribution expectations in the future, and that deterioration may be material. On December 16, 2009, the Trust confirmed the indefinite suspension of cash distributions. See “General Development of the Business – Recent Developments” and “Risk Factors – The Trust is dependent on Precision and its subsidiaries for the amount of cash available for distributions” and “ – Distributions on the Trust Units are variable”.
Asset valuation variability could negatively affect the value of the Trust Units.
          The net asset value of the assets of the Trust from time to time will vary depending upon factors which are beyond the control of the Trust. The trading price of the Trust Units also fluctuates due to factors beyond the control of the Trust and such trading prices may be greater than the net asset value of the Trust’s assets.
Precision may be unable to obtain access to additional financing.
          Precision may find it necessary in the future to obtain additional debt or equity financing through the Trust to support ongoing operations, to undertake capital expenditures, to repay existing indebtedness or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable or favourable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit Precision’s growth and may have a material adverse effect upon Precision. See “Description of Capital Structure – Material Debt”.
The Trust may not be able to obtain financing or obtain financing on acceptable terms because of the deterioration of the credit and capital markets.
          On February 19, 2009, the Trust announced that a planned senior note offering had been postponed due to unfavourable market conditions at the time. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The debt and equity capital markets have been exceedingly distressed. The re-pricing of credit risk and the weak economic conditions have made, and will likely continue to make, it difficult to obtain funding on acceptable terms, if at all. In particular, the cost of raising money in the debt and equity capital markets has increased substantially, while the availability of funds from those markets has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to the Trust’s current debt and reduced and, in some cases, ceased to provide funding to borrowers.
          If the Trust’s business does not generate sufficient cash flow from operations to enable it to pay its indebtedness or to fund its other liquidity needs, then, as a consequence of these changes in the credit markets, the Trust cannot assure that future borrowings will be available to it under its credit facilities in sufficient amounts, either because the Trust’s lending counterparties may be unwilling or unable to meet their funding obligations or because the Trust’s borrowing base may decrease as a result of lower asset valuations, operating difficulties, lending requirements or regulations, or for any other reason. Moreover, even if lenders and institutional investors are willing and able to provide adequate funding, interest rates may rise in the future and therefore increase the cost of borrowing the Trust incurs on any of its floating rate debt. Finally, the Trust may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, reduce or delay capital expenditures, seek additional equity financing or seek third-party financing to satisfy such obligations. The Trust cannot assure that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all. There can be no assurance that the Trust’s business, liquidity, financial condition, or results of operations will not be materially and adversely impacted in the future as a result of the existing or future credit market conditions. See “General Development of the Business – Recent Developments”.

The Trust’s debt service obligations may limit the amount of cash available for distributions.
          The Trust and its affiliates may, from time to time, finance a significant portion of their growth (either from acquisitions or capital expenditure additions) and operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Trust and its affiliates may impair Trust ability to satisfy its obligations under its debt instruments. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of inter-entity debt. This may result in lower levels of cash available for distribution by the Trust. Ultimately, subordination agreements or other debt obligations (including the terms of the Secured Facility and the Senior Notes, see “Description of Capital Structure – Material Debt”) could preclude distributions altogether.
          The terms of the documents governing the Secured Facility and the Senior Notes contain provisions that in effect ensure that the lenders have priority as to payment over the Unitholders in respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to the lenders under the Secured Facility and to the holder of the Senior Notes must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in a temporary or permanent interruption of distributions to Unitholders. See “Risk Factors - Distributions on the Trust Units have been suspended and may not be reinstated”.
Sales of additional Trust Units could negatively affect the value of the Trust Units.
          The Trust may issue additional Trust Units in the future to fund the requirements of Precision and other entities now or hereafter owned directly or indirectly by the Trust. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issues. The Board of Trustees has discretion in connection with the price and the other terms of the issue of such additional Trust Units. See “Description of Capital Structure – Description of Trust Units”.
The Trust could face negative tax consequences for previous transactions.
          The business and operations of the Trust is complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations, which interpretation the Trust’s management believes to be true. The Trust’s management also believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust. The amount payable, without penalties, could be up to $400 million as at December 31, 2009. Any increase in tax liability would reduce the net assets of and funds available to the Trust.
The Trust is dependent on Precision and its subsidiaries for the amount of cash available for distributions.
          To receive cash available for distribution, the Trust is dependent on the operations and assets of Precision (as well as its direct and indirect subsidiaries) through its interest in PDLP, which in turn owns 100% of the shares of Precision and the Promissory Note. Distributions to Unitholders are dependent on the ability of Precision to make principal and interest payments on the Promissory Note, dividends and return of capital payments. The actual amount of cash available for distribution is dependent upon numerous factors relating to the business of Precision including but not limited to, profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts, contractual restrictions contained in the instruments governing its indebtedness, the impact of interest rates, the growth of the general economy, industry activity, the price of crude oil and natural gas, changes to tax laws, weather, future capital requirements and the number of Trust Units and Exchangeable Units issued and outstanding and potential tax liabilities resulting from any successful reassessments of prior taxation years by taxation authorities.
          Any reduction in the amount of cash available for distribution, or actually distributed, by Precision to the Trust will adversely impact or limit the amount of cash available for distributions by the Trust to Unitholders. The market value of the Trust Units may deteriorate if the Trust is unable to meet distribution expectations in the future, and such deterioration may be material. See “General Development of the Business – Recent Development” and

“Risk Factors – Distributions on the Trust Units are variable” and “ – Distributions on the Trust Units have been suspended and may not be reinstated”.
Risks associated with the taxation of the Trust and Precision could negatively affect the value of the Trust Units.
          There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of “mutual fund trusts” will not be changed in a manner that adversely affects Unitholders. For example, if the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, certain Canadian income tax considerations would be materially and adversely different in certain respects.
          To qualify as a “mutual fund trust” for purposes of the Tax Act the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the requirement that, unless it meets certain exceptions, it must not be reasonable to consider that it was established or is maintained primarily for the benefit of Non-Canadian Holders (as defined herein).
          As noted above, the Tax Act provides that a trust will not be considered to be a “mutual fund trust” for purposes of the Tax Act if it is established or is maintained primarily for the benefit of non-residents of Canada. However, this disqualification rule does not apply if all or substantially all of the trust’s property is property other than “taxable Canadian property” as defined in the Tax Act. Although no assurances can be provided, all or substantially all of the assets of the Trust should be property other than “taxable Canadian property” as defined in the Tax Act.
          Relevant specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this Annual Information Form (the “Proposed Amendments”) provide that the Trust will lose its status as a “mutual fund trust” if the aggregate fair market value of all Trust Units issued by the Trust and held by one or more non-residents of Canada or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all of the Trust Units issued by the Trust and if more than 10% (based on fair market value) of the Trust’s property consists of certain types of “taxable Canadian property”, “Canadian resource property” or “timber resource property”, all as defined in the Tax Act. Since no more than 10% of the Trust’s property should be “taxable Canadian property”, “Canadian resource property” or “timber resource property” these Proposed Amendments should not adversely affect the Trust’s status as a “mutual fund trust”. However, no assurances can be provided that no more than 10% of the Trust’s property will be “taxable Canadian property”, “Canadian resource property” or “timber resource property” and, therefore, that, if enacted, these Proposed Amendments would not adversely affect the Trust’s status as a “mutual fund trust” under the Tax Act.
          Provided the Trust satisfies the foregoing requirements it should be a “mutual fund trust” for purposes of the Tax Act. If the Trust ceased to qualify as a “mutual fund trust” under the Tax Act, certain Canadian federal income tax considerations would be materially and adversely different in certain respects.
          Moreover, if the Trust were to cease to qualify as a “mutual fund trust”, Trust Units held by Trust Unitholders who are not resident in Canada for the purposes of the Tax Act (“Non-Canadian Holders”) would become “taxable Canadian property” under the Tax Act. These Non-Canadian Holders would be subject to Canadian income tax on any gains realized on a disposition of the Trust Units held by them unless they were exempt under an income tax convention, and Non-Canadian Holders may be subject to certain notification and withholding requirements on a disposition of their Trust Units. In addition, the Trust would be taxed on certain types of income distributed to Unitholders (apart from the SIFT rules discussed below). Payment of this tax may have adverse consequences for some Unitholders, particularly Non-Canadian Holders and residents of Canada that are otherwise exempt from Canadian income tax.
          Pursuant to amendments to the Tax Act made effective on October 31, 2006 (the “SIFT Rules”), a trust that is resident in Canada for purposes of the Tax Act, that holds one or more “non-portfolio properties”, and the units of which are listed on a stock exchange or other public market (a “SIFT trust”) will be subject to tax at the prevailing federal corporate income tax rate, plus an additional provincial tax factor, on certain of its income paid, or made payable, to unitholders, and such distributions will be treated as eligible dividends paid by a taxable Canadian corporation. On March 12, 2009 specific proposals to amend the Tax Act that are intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) into corporations (the "SIFT Conversion Rules”) on a, generally, tax-deferred basis were enacted. These transition rules are only available to trusts that convert to corporations prior to January 1, 2013.
          The SIFT Rules apply to trusts that are resident in Canada for purposes of the Tax Act, that hold one or more “non-portfolio properties”, and the trust units of which are listed on a stock exchange or other public market. A SIFT trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate.
          In general terms, a trust that existed on October 31, 2006 and to which the SIFT Rules otherwise would apply (i.e., the Trust), should not become a SIFT trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds “normal growth” determined by reference to the guidelines first issued on December 15, 2006 by the Minister of Finance (Canada) and as subsequently amended effective to the date hereof (the “Guidelines”). The Guidelines provide that a trust should not be considered to exceed “normal growth” if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of $50 million per year or certain specified “safe harbour” amounts based on the market capitalization of the trust on October 31, 2006.
          Provided that the Trust does not issue new equity (including debt that is convertible into equity) in an amount greater than the “safe-harbour” amount of $4 billion determined by reference to the market capitalization of the Trust on October 31, 2006, the Trust should not be considered to exceed “normal growth” as set forth in the Guidelines. No assurances can be provided that the Trust will not otherwise become a SIFT trust prior to January 1, 2011.
          As part of its ongoing strategic planning, the Trust has continued to examine and evaluate its various strategic alternatives, including its ability to reorganize its legal and tax structure to mitigate the expected impact of the SIFT Rules. On February 12, 2010 the Trust announced its intention to convert to a corporation pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and that it expects to complete the Conversion by May 31, 2010. Provided the Conversion is completed prior to the end of 2010, management believes the Trust should not be subject to any tax under the SIFT Rules. It is intended that the Conversion will occur pursuant to the SIFT Conversion Rules on, generally, a tax-deferred basis.
          While the Trust has announced the Conversion, there can be no assurance that the Trust will not cease to qualify as a “mutual fund trust” under the Tax Act prior to such Conversion or that it will not become a SIFT trust prior to January 1, 2011. See “General Development of the Business - Recent Developments”.
If the Trust does not constitute a “qualified foreign corporation” for United States federal income tax purposes, individual U.S. Holders (as defined below) may be taxed at a higher rate on distributions.
          Management expects that distributions it makes to non-corporate U.S. Holders (including individual U.S. Holders) that are treated as dividends for United States federal income tax purposes will be treated as qualified dividend income eligible for the reduced maximum rate to individuals of 15% (5% for individuals in lower tax brackets). However, if the Trust does not constitute a “qualified foreign corporation” for United States federal income tax purposes, and as a result such dividends to non-corporate U.S. Holders do not qualify for this reduced maximum rate, such holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35%). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.
          For the purposes of this Annual Information Form, the term “U.S. Holder” means a beneficial owner of Trust Units that for United States federal income tax purposes is:
•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate that is subject to United States federal income tax on its income regardless of is source; or

•	a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes.
Changes in legislation may have an adverse effect on Unitholders.
          There can be no assurance that income tax laws related to the status of “mutual fund trusts”, the taxation of “mutual fund trusts”, or other matters will not be changed in a manner which adversely affects Unitholders. Environmental and applicable operating legislation may be changed in a manner which adversely affects Unitholders.
Precision has retained liabilities as a consequence of prior reorganizations.
          Precision, the successor entity to amalgamations involving its predecessor companies, has retained all liabilities of its predecessor companies, including liabilities relating to corporate and income tax matters.
A successful challenge by the tax authorities of the expenses deducted by the Trust or its subsidiaries could negatively affect the value of the Trust Units.
          Income fund structures such as the Trust often involve significant amounts of inter-entity debt, which may generate substantial interest expense and which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will agree with the classification of expenses claimed by the Trust or its subsidiaries or that the taxation authorities will not seek to challenge the amount of interest expense deducted. If the taxation authorities successfully challenge the classification or deductibility of any such expenses, the return to Unitholders may be adversely affected.
A change in the structure of the Trust may have an adverse effect on Unitholders.
          As a result of the adoption of the SIFT Rules, management of the Trust may, from time to time, evaluate the organizational and capital structure of the Trust and its subsidiaries to ensure that it remains appropriate and efficient for the business of the Trust and the benefit of Unitholders. Such evaluation and review may result in the recommendation that Unitholders approve a conversion of the Trust to a corporation. See “General Development of the Business — Recent Developments”.
          In the event that such a recommendation were to be made, approved and implemented, the Trust’s income trust structure could be reorganized into a corporation and the Unitholders may become shareholders of that corporation which would own all of the Trust Units of the Trust. Under this form of reorganization, each Unitholder would exchange its Trust Units or Exchangeable Units, as applicable, for shares of the successor corporation. Such reorganization would be subject to a review of all possible reorganization alternatives as well as approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.
          In connection with any such reorganization, the current distribution policies of the Trust would be replaced by the dividend policy of the successor corporation which may result in a decrease in the cash amount distributed compared with prior distributions of the Trust. Furthermore, the reorganization would result in the conversion of the Trust into an entity that would be subject to Canadian federal and provincial income tax.
          Any such reorganization may occur prior to January 1, 2011 and may have an adverse impact on the market price of the Trust Units.
Trust Units have certain risks not associated with traditional investments in the oil and natural gas services industry.
          The Trust Units do not represent a traditional investment in the oil and natural gas services business and should not be viewed as shares of a corporation. The Trust Units represent a fractional interest in the Trust. Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s sole assets are the shares of the

General Partner, the PDLP A Units and other investments in securities. The price per Trust Unit is a function of anticipated net earnings, the amount of cash distributions paid by the Trust to Unitholders, the underlying assets of the Trust and management’s ability to effect long-term growth in the value of Precision and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust Units are sensitive to a variety of market conditions including, but not limited to, interest rates, the growth of the general economy, the price of crude oil and natural gas and changes in law. Changes in market conditions may adversely affect the trading price of the Trust Units.
          The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.
          The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and, in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.
The composition for Canadian federal income tax purposes of distributions on Trust Units may change over time, and such changes could negatively affect the return on the Trust Units.
          Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including the Trust Units) are, for Canadian federal income tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable “returns of capital”). The composition for Canadian federal income tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders who are resident in Canada for purposes of the Tax Act (“Canadian Holders”). Therefore, the rate of return for Canadian Holders over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Canadian Holder may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a Trust Unitholder, while returns of capital are generally non-taxable to a Canadian Holder (but reduce the adjusted cost base in a Trust Unit for Canadian federal income tax purposes).
If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the Trust Units will cease to be qualified investments for a variety of plans, which could have negative tax consequences.
          If the Trust ceases to qualify as a “mutual fund trust”, the Trust Units will cease to be qualified investments for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “deferred profit sharing plans” and “registered education savings plans”, each as defined in the Tax Act (collectively, “Exempt Plans”) and for trusts governed by “tax-free savings accounts”, as defined in the Tax Act. Where, at the end of any month, an Exempt Plan holds trust units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the trust units at the times such trust units were acquired by the Exempt Plan. In addition, where a trust governed by a “registered retirement savings plan” or “registered retirement income fund” holds trust units that are not qualified investments, such trust will become taxable on its income attributable to the trust units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of trust units while they are not qualified investments. Where a trust governed by a “registered education savings plan” holds trust units that are not qualified investments, the plan’s registration may be revoked. Where a trust governed by a “tax-free savings account” holds trust units that cease to be qualified investments, the holder of that “tax-free savings account” may be required to pay a tax under Part XI.01 of the Tax Act equal to 50% of the fair market value of such trust units at the time the trust units ceased to be a qualified investment.
Canadian withholding tax may exceed allowable United States foreign tax credits and reduce effective yield to United States investors.
          Withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the United States eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by the Trust to persons that are not Canadian residents. However, as certain non-cash distributions by the Trust generally will not be included in income for United States federal income tax purposes, such Canadian withholding tax may exceed a U.S. Holder’s allowable foreign tax credit for the taxable year of the distribution, potentially resulting in a reduced after-tax cash yield to United States investors for the year of such distribution.
The Trust expects to maintain its status as a “foreign private issuer” in the United States and thus will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.
          As a “foreign private issuer” the Trust is exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. The Trustees and principal Unitholders of the Trust are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, the Trust is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, nor is it generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. Accordingly, there may be less information concerning the Trust publicly available than there is for United States public companies and such information may not be provided as promptly. In addition, the Trust is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP.
Issuance of additional Trust Units in lieu of cash distributions could negatively affect the value of the Trust Units and result in the payment of taxes.
          The Declaration of Trust provides that an amount equal to the taxable income of the Trust will be payable each year to Unitholders in order to reduce the Trust’s taxable income to zero. Where in a particular year, the Trust does not have sufficient cash to distribute such an amount, the Declaration of Trust provides that additional Trust Units may be distributed in lieu of cash payments. Such “in kind” distributions have been declared by the Trust in each of 2006, 2007 and 2008. In such years, Unitholders were required to include an amount equal to the fair market value of those Trust Units in their taxable income in the year declared, notwithstanding that they do not directly receive a cash payment.
The distribution of assets on redemption or termination of the Trust may have adverse consequences.
          It is anticipated that a redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Securities which may be received as a result of a redemption of Trust Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. On termination of the Trust, the Board of Trustees may distribute the securities directly to Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of securities pursuant to a redemption right.
Distributions on the Trust Units are variable.
          The actual cash flow available for distribution to Unitholders is a function of numerous factors including but not limited to the Trust’s, PDLP’s and Precision’s financial performance; debt covenants and obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates and/or foreign exchange rates; the growth of the general economy; the price of crude oil and natural gas; weather; and number of Trust Units and Exchangeable Units issued and outstanding. Cash distributions may be increased, reduced or suspended or eliminated entirely depending on Precision’s operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to meet cash distribution expectations in the future, and that deterioration may be material. See “General Development of the Business — Recent Developments” and “Risk Factors — The Trust is dependent on Precision and its subsidiaries for the amount of cash available for distributions” and “ - Distributions on the Trust Units have been suspended and may not be reinvested”.

There are risks associated with the indemnification of the limited partners of PDLP.
          While the General Partner has agreed pursuant to the terms of the Limited Partnership Agreement of PDLP to indemnify PDLP’s limited partners, including holders of the PDLP A Units and the Exchangeable Units, the General Partner may not have sufficient assets to honour the indemnity.
The Trust may become a passive foreign investment company (“PFIC”), which could result in adverse United States tax consequences to United States investors.
          Management does not believe that the Trust is, or will be treated as, a PFIC for United States tax purposes. Since PFIC status is determined on an annual basis and will depend on the composition of the Trust’s income and assets from time to time, it is possible that the Trust could be considered a PFIC in 2009 or a future taxable year. Such characterization could result in adverse United States tax consequences to a United States investor. In particular, a United States investor would be subject to United States federal income tax at ordinary income rates, plus a possible interest charge, in respect of any gain derived from a disposition of the Trust Units, as well as certain distributions by the Trust. In addition, a step-up in the tax basis of the Trust Units would not be available upon the death of an individual holder.
Unitholders face a possibility of personal liability in connection with the obligations and affairs of the Trust.
          The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust’s assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee(s) of the trust that arises after the legislation came into force. However, this legislation has not yet been ruled upon by the courts. The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.
If an investor acquires 10% or more of the Trust Units it may be subject to taxation under the CFC rules.
          Under certain circumstances, a United States person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a controlled foreign corporation (“CFC”) (generally, a foreign corporation in which 10% United States shareholders own more than 50% of the voting power or value of the stock of such foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for United States federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such person. The Trust is not presently a CFC, but this could change in the future.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
INFORMATION AND STATEMENTS
          This Annual Information Form contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”,

“will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
          Forward-looking information and statements are included throughout this Annual Information Form including under the headings “General Development of the Business”, “Description of the Business of Precision” and “Risk Factors” and include, but are not limited to statements with respect to: 2010 expected cash provided by continuing operations; 2010 capital expenditures, including the amount and nature thereof; 2010 distributions on Trust Units and payments on Exchangeable Units; statements regarding the Conversion; the global economic crisis and its impact on operations; performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; expansion, consolidation and other development trends of the oil and natural gas industry; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; costs and financial trends for companies operating in the oil and natural gas industry; world population and energy consumption trends; that continental natural gas will continue to be part of the long-term energy solution for North America; our business strategy, including the 2010 strategy and outlook for our business segments; expansion and growth of our business and operations, including diversification of Precision’s earnings base, safety and operating performance, the size and capabilities of Precision’s drilling and service rig fleet, Precision’s market share and Precision’s position in the markets in which it operates; the opportunities stemming from a focus on global contract drilling through United States expansion; international diversification opportunities and complementary product line expansion; the impact of shale gas drilling in Canada and the United States; that new drilling rigs are expected to be contracted with customers before completion; the number of rigs under daywork term contracts in Canada, the United States and Mexico; the potential rebound in land drilling activity; that unconventional drilling applications will require high performance drilling rigs; the demand for Precision’s products and services; Precision’s management strategy, including transitions in executive roles; labour shortages; climatic conditions; seasonality; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies and tax liabilities; statements regarding IFRS; expected payments pursuant to contractual obligations; the prospective impact of current or anticipated regulatory changes; that planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations; financing strategy and compliance with debt covenants; potential downgrades to credit ratings; credit risks; and other such matters.
          All such forward-looking information and statements are based on certain assumptions and analyses made by the Trust in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Trust believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; world energy prices and government policies; industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the current global financial crisis and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; the impact of initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries; the ability of oil and natural gas companies to access external sources of debt and equity capital; the effect of weather conditions on operations and facilities; the existence of operating risks inherent in contract drilling, well servicing and ancillary oilfield services; the volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; consolidation among Precision’s customers; risks associated with technology; political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism; liabilities under laws and regulations protecting the environment; the impact of purchase accounting; expected outcomes of litigation, claims and disputes and their expected effects on the Trust’s and Precision’s financial condition and results of operations; difficulties and delays in achieving synergies and cost savings; the lack of availability of qualified personnel or management; credit risks; increased costs of operations, including costs of equipment; future capital expenditures and refurbishment, repair and upgrade costs; expected completion times for new equipment manufacture and refurbishment and upgrade projects; sufficiency of funds for required capital expenditures, working capital and debt service; the Trust’s and Precision’s ability to enter into and the terms of future contracts; the adequacy of sources of liquidity; the inability to carry out plans and strategies as expected; loss of “mutual fund trust” status; the effect of the Canadian federal government’s SIFT Rules; the conversion of the Trust into a corporate structure and other unforeseen conditions which could impact the use of services supplied by Precision; fluctuations in interest rates; stock market volatility; safety performance; foreign operations; foreign currency exposure; dependence on third party suppliers; opportunities available to or pursued by the Trust or Precision; and other factors, many of which are beyond the Trust’s or Precision’s control.
          These risk factors are discussed in this Annual Information Form, the Trust’s Annual Report and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) and available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, respectively. Except as required by law, Precision Drilling Trust, Precision Drilling Limited Partnership and Precision Drilling Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
          The forward-looking information and statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

APPENDIX 1 AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE
General
The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a standing committee of the Board of Directors of the Corporation (the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation, in its own capacity and as the administrator for Precision Drilling Trust (the “Trust”).
It is critical that the external audit function, a mechanism that promotes reliable, accurate and clear financial reporting to unitholders of the Trust, is working effectively and efficiently, and that financial information is being relayed to the Board of Directors, and ultimately by the Board of Directors to the Board of Trustees (the “Board of Trustees”) of the Trust, in a timely fashion. The activities of the Committee are fundamental to the process.
The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to the Securities Act (Alberta) and the United States Securities Exchange Act of 1934 for issuers listed on the New York Stock Exchange (the “NYSE”).
Committee Structure and Authority
(a)	Composition
          The Committee shall consist of no fewer than three members, at least a majority of whom must be resident Canadians. Each member of the Committee shall be “independent” under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the units of the Trust are listed for trading.
          Each member of the Committee must be “financially literate” as such term is interpreted by the Board of Directors in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading. At least one of the members of the Committee must also have “accounting or related management financial expertise” as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading.
          No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.
(b)	Appointment and Replacement of Committee Members
          Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors, and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation. The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the unitholders of the Trust after his or her election or until his or her successor shall be duly qualified and appointed.
(c)	Quorum
          The Committee shall have a quorum of not less than a majority of its members.
(d)	Review of Charter and Terms of Reference

          The Committee shall review and reassess the adequacy of this Charter and Terms of Reference at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall evaluate its performance with reference to this Charter and Terms of Reference annually. The Committee will approve the form of disclosure of this Charter and Terms of Reference on the Trust’s website and, where required by applicable securities laws or regulatory requirements, in the annual management information circular or annual report of the Trust.
(e)	Delegation
          The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
(f)	Reporting to the Board of Directors
          The Committee will report through the Chair of the Committee to the Board of Directors following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter and Terms of Reference.
(g)	Committee Chair Responsibilities
          The Board of Directors shall appoint a Chair of the Committee. The primary responsibility of the Chair of the Committee is to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description for the Audit Committee Chair”.
(h)	Other Authority
          The Committee may request any officer or employee of the Corporation, or the Corporation’s or the Trust’s legal counsel, or any external or internal auditors to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with the internal auditor and external auditor.
          The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Corporation’s expense.
Purpose
          The Committee shall have responsibility for overseeing the development and maintenance of the Corporation’s and the Trust’s systems for financial reporting. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management of the Corporation with oversight responsibilities vested in the Board of Directors. The Committee is a permanent committee of the Board of Directors whose purpose is to assist the Board of Directors by overseeing:
•	the integrity of financial reporting to the holders of units of the Trust (“Unitholders”) and the investment community;

•	the integrity of the financial reporting process, including the audit process;

•	the Corporation’s and the Trust’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

•	the external auditor’s qualifications and independence;

•	the integrity of the system of internal accounting and financial reporting controls implemented by management;

•	the work and performance of the Corporation’s and the Trust’s financial management, internal audit function and its external auditor; and

•	any other matter specifically delegated to the Committee by the Board of Directors.

Committee Responsibilities
          The Committee shall:
•	review the interim and annual financial statements of the Corporation and make any comments or recommendations to the Board of Directors;

•	review the annual financial statements of the Trust and related notes and management’s discussion and analysis (“MD&A”) components and make recommendations to the Board of Directors, and ultimately, once approved by the Board of Directors, to the Board of Trustees, for their approval;

•	review the interim financial statements of the Trust and related notes and MD&A components prepared for distribution to the Unitholders and the investment community;

•	be satisfied that adequate procedures are in place for the review of the Trust’s public disclosure of financial information extracted or derived from the Trust’s financial statements, other than the public disclosure referred to above, and must periodically assess the adequacy of those procedures;

•	report, through the Chair of the Committee, to the Board of Directors following each meeting of the Committee, including an outline of the nature of discussions, major decisions reached by the Committee, and its activities and compliance with this Charter and Terms of Reference;

•	approve the terms of the external auditor’s engagement letter as agreed between the external auditor and financial management of the Corporation, and the compensation to be paid by the Corporation to the external auditor;

•	review the reasons for any proposed change in the external auditor which is not initiated by the Committee or the Board of Directors and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

•	be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or review services for the Corporation or the Trust, including the resolution of disagreements between management and internal or the external auditor regarding financial reporting or the application of any accounting principles or practices;

•	require the external auditor and internal auditor to report directly to the Committee;

•	provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, shall attend every meeting of the Committee held during the term of the office of the external auditor. The external auditor of the Corporation or any member of the Committee may call a meeting of the Committee;
pre-approve all permitted non-audit services to the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated members of the Committee the authority to pre-approve non-audit services, however any non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee at its first scheduled meeting following such pre-approval;
•	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

•	review and discuss with management and the external auditor, as applicable, (a) all critical accounting policies and practices to be used in the annual audit, (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Trust’s or the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Trust’s or the Corporation’s respective internal controls and any special audit steps adopted in light of material control deficiencies; (c) analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Canadian Generally Accepted Accounting Principles (“GAAP”) methods on the financial statements of the Trust and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item; (d) any management letter or schedule of unadjusted differences provided by the external auditor and the Trust’s response to that letter and other material written communication between the external auditor and management; (e) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto; (f) the effect of regulatory and accounting initiatives, as well as any off balance sheet structures on the financial statements of the Trust and other financial disclosures; (h) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Trust; (i) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Trust or the Corporation and their impact on the reported financial results of the Trust; and (j) the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

•	reviewing earnings press releases (paying particular attention to any use of “pro forma” or “adjusted” “non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies, it being understood that such review may in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made);

•	review with the external auditor and management the general audit approach and scope of proposed audits of the financial statements of the Trust, the objectives, staffing, locations, co-ordination and reliance upon management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

•	review any legal matter, claim or contingency that could have a significant impact on the financial statements of the Trust, the Corporation’s or the Trust’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Trust’s financial statements;

•	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

•	review the interim review engagement report of the external auditor before the release of interim financial statements of the Trust;

•	review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies such as financial derivatives and hedging activities;

•	annually request and review a report from the external auditor regarding (a) the external auditor’s quality control procedures, (b) any material issues raised by the most recent quality control review. Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;

•	evaluate the qualifications and performance of the external auditor, including a written review and evaluation of the lead partner of the external auditor, review and approve hiring policies for partners, employees or former employees of the external auditor and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Board of Trustees and Unitholders;

•	review the independence of the external auditor, annually request and review a written report from the external auditor respecting its independence, including a list of all relationships between the external auditor and each of the Corporation and the Trust, and consider applicable auditor independence standards;

•	ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external auditor’s firm itself;

•	discuss with management and the external auditors any accounting adjustments that were noted or proposed by the internal or external auditors but were not adopted (as immaterial or otherwise);

•	review the adequacy and effectiveness of the Corporation’s and the Trust’s internal accounting and financial controls based on recommendations from management and the external auditor for the improvement of accounting practices and internal controls;

•	establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation or the Trust regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation or the Trust such as violations of the Joint Code of Business Conduct and Ethics;

•	review periodically with management and the external auditors any significant complaints received;

•	review other financial information included in the Trust’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and the Trust and is unbiased and non-selective;

•	if requested by the Board of Directors, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Trust the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or persons who have a significant role in the Corporation’s internal controls;

•	prepare any report required by law, regulations or stock exchange requirement to be included in the Trust’s periodic reports;

•	meet at least four times a year on a quarterly basis or more frequently as circumstances require, with the Chief Financial Officer of the Corporation, the head of the internal audit function of the Corporation, if other than the Chief Financial Officer, and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately;

•	meet in separate, non-management, in camera sessions at each regularly scheduled meeting;

•	meet in separate, non-management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

•	review annually the Corporation’s insurance programs and pension plans, not including the Directors and Officers insurance program;

•	review the results of the annual external audit, including the audit report to the Trust’s Unitholders and any other reports prepared by the external auditors and the informal reporting from the external auditor on accounting systems and internal controls, including management’s response;

•	review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

•	consider and review the following issues with management and the head of the internal audit group:
•	significant findings of the internal audit group as well as management’s response to them;

•	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

•	the internal auditing budget and staffing;

•	the internal Audit Services Charter; and

•	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
•	approve the appointment, replacement or dismissal of the head of the internal audit group; and

•	direct the head of the internal audit group to review any specific areas the Committee deems necessary; and

•	ensure that the obligations of the Corporation pursuant to the Administration Agreement are met and that good corporate governance procedures are used in connection therewith.
          In addition, the Committee shall hold in-camera meetings with representatives of the external auditor and internal auditor to discuss audit related issues, including the quality of accounting personnel.
          The Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.
Limitation of Committee’s Role
          While the Committee has the responsibilities and powers set forth in its Charter and Terms of Reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Trust’s or the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of the management of the Corporation and the external auditor.
          The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation and the Trust, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.
          Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Trust’s financial information or public disclosure.
Approved on March 18, 2009.